UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

8 May 2009

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 8, North Tower

Telecom House

68 Jervois Quay

Wellington

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    [x]  Form 20-F    [  ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    [  ]  Yes    [x]  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):        n/a

This report on Form 6-K contains the following:

1.	Media Release relating to Telecom’s third quarter results;

2.	Management commentary relating to Telecom’s third quarter results; and

3.	Condensed accounts for the third quarter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 8 May 2009	By:	/s/ Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary

Media Release

8 May, 2009

TELECOM DELIVERING FOR CUSTOMERS, FULL YEAR GUIDANCE MAINTAINED

Telecom New Zealand has today announced adjusted earnings before interest, taxation depreciation and amortisation (EBITDA) of NZ$1,362 million for the nine months to 31 March 2009, a 3% decline on the equivalent nine months in the prior year.

Guidance of a full year decline in EBITDA of 5 to 8% remains in place.

“In a quarter of continued delivery for our customers, Telecom has again improved its market competitiveness through many enhancements to customer service and experience, greater product offerings and improved reliability. Further, we have met our far-reaching commitments and all key capital investment programmes have remained on track,” said chief executive officer Paul Reynolds.

“The stronger performance in this quarter reflected the Southern Cross dividend and a significantly lower cost of sales in mobile as we prepared for the launch of our new mobile network in May. Guidance of Group NPAT of $460m to $500m for the full year is unchanged.”

Revenue for the nine months to 31 March increased 1% on the equivalent prior year period, to $4,236m, while adjusted expenses were $2,874m, a 2% increase on the equivalent nine months in FY08.

Adjusted net earnings declined 23% to $413m through a combination of a 19% increase in depreciation and amortisation costs, and a 39% increase in net finance expenses. These increases were partially offset by a 30% decrease in adjusted income tax expense.

Dr Reynolds said significant progress has been made in mobile, broadband and ICT.

“A highlight for the quarter was progress made in preparing our world class W850 mobile network for launch, which we will now launch to customers by the end of May.

“To be known as the XT Network, it will be faster in more places, offer roaming to more than 200 countries, exclusive devices, innovative voice and data plans and it will be supported by new Retail concept stores and a powered-up sales and service experience,” Dr Reynolds said.

“Our fibre-to-the-node programme has continued to track well ahead of schedule, with 483 cabinets installed by the end of the quarter, delivering fibre-to-the-node broadband to more than 50,000 customers. In addition, Telecom Retail secured 57% of new broadband customers during the quarter.

“Our FTTN rollout underscores our principled commitment to getting ultra-fast broadband to New Zealanders.”

Dr Reynolds also noted improved margins in the IT solutions component of the Gen-i business, which have increased from 3% to 6% over the equivalent nine months in the previous financial years.

Cost control remained a strong focus, as growth in labour costs was constrained to 4% over the equivalent prior year period. The rest of the financial year will see a focus on information systems and network cost efficiencies to lay the foundation for FY10, and the initial implementation of initiatives from the Right First Time programme, which aim to reduce rework, improve efficiency and deliver an improved customer experience.

ECONOMY

Telecom has assessed the impact of the slowing economy at up to $10m during the quarter, consistent with both Q1 and Q2.

“While economic slowdown continues to have an impact, and we note worsening trends in other sectors, the impact on Telecom’s operations has remained consistent at up to $10m each quarter this financial year,” said Dr Reynolds.

“We remain cautious and continue to monitor the rising level of unemployment and the impact of the economic slowdown on telecommunications operators and equipment manufacturers globally.”

	Nine months ended 31 March
	2009 NZ$m	2008 NZ$m	Change %
Operating revenues and other gains

Local service	786	796	(1.3)

Calling	953	977	(2.5)

Interconnection	136	133	2.3

Mobile	590	633	(6.8)

Data	489	478	2.3

Broadband and internet	439	403	8.9

IT services	344	300	14.7

Resale	254	279	(9.0)

Other operating revenue	245	208	17.8

Other gains	—	7	NM

	4,236	4,214	0.5

Operating expenses

Labour	682	653	4.4

Intercarrier costs	953	943	1.1
Asset impairments	101	—	NM

Other operating expenses	1,239	1,214	2.1

	2,975	2,810	5.9

EBITDA	1,261	1,404	(10.2)

Depreciation	487	416	17.1

Amortisation	169	135	25.2

Depreciation and amortisation	656	551	19.1

Earnings before interest and tax	605	853	(29.1)
Net finance expense	(149)	(107)	39.3
Share of associates’ losses	—	(2)	NM

Earnings before tax	456	744	(38.7)
Income tax expense	(134)	(207)	(35.3)

Net earnings	322	537	(40.0)

2

BROADBAND MARKET

The broadband market as a whole showed improved growth in Q3, with net connections now exceeding 900,000, including Telecom and other networks.

“Telecom Retail improved its share of net connection growth to 57%, consistent with its market share, while migration from wholesale to UCLL slowed during the quarter,” said Dr Reynolds.

MOBILE MARKET

Market growth continued to slow, with Telecom’s net connections falling in the quarter prior to launch of our XT Network. Post-paid showed an increase of 4000 external customers in the quarter, while there was a net loss of 16,000 pre-paid connections in the same time period.

“Gen-i’s performance was strong in the quarter, playing a major role in increasing the number of post paid connections. The net loss of prepaid connections is due to the imminent launch of the XT Network, which saw increased competitor activity, contrasting with fewer offers from Telecom as we prepared for launch in May,” said Dr Reynolds.

TELECOM RETAIL

EBITDA was down 9% in Q3 to $197m when compared to the equivalent quarter in the prior year.

“The quarter has seen significant improvements in customer perception, along with a second consecutive quarter of consumer churn reductions in calling and access. However business churn remains high,” said Alan Gourdie, CEO, Telecom Retail. “Broadband saw strong connection growth, and a new bundle, TotalHome Lite, was launched to complement excellent sales of the Calling and Broadband bundle TotalHome landed in Q2.”

“The final quarter of the year will see a massive focus on the launch of the XT network, along with involvement in Telecom Wholesale’s VDSL2 trial.”

GEN-i

EBITDA increased 3% to $125m in Q3 when compared to the equivalent quarter in the prior year.

3

“This quarter saw $205m more in client contracts closed bring the total to the financial year so far to $742m,” said Chris Quin, CEO Gen-i. “The growth of IT solutions margin, in line with our declared strategy, is encouraging, and economic conditions are continuing to drive client focus on the sorts of cost and business transformation that Gen-i is well placed to support.

CHORUS

EBITDA was down 4% to $140m in Q3 when compared to the equivalent quarter in the prior year.

“Along with the continued progress in our fibre-to-the-node programme, UCLL has continued to grow, with a total of 49 unbundled exchanges at the end of the quarter,” said Mark Ratcliffe, CEO, Chorus. “There are now more than 30,000 customers connected through unbundled exchanges. In addition, our WCDMA site fibre rollout is ahead of plan.”

WHOLESALE AND INTERNATIONAL

EBITDA in Q3 increased 7% to $118m when compared to the equivalent quarter in the prior year.

“Telecom Wholesale launched competitive PSTN and UBA pricing in response to UCLL competition, and saw a modest rebound in overall broadband category growth and Wholesale’s share of growth,” said Matt Crockett, CEO, Telecom Wholesale. “The plan for the final quarter of the year includes ongoing competitive offers, the VDSL2 pilot and development of international internet and voice deals.”

AAPT

EBITDA was up 6% to A$19m in Q3 when compared to the equivalent quarter in the prior year.

“Q3 saw the AAPT’s new brand and website launched, and the completion of the re-pricing of consumer offers,” said Paul Broad, CEO, AAPT. “In addition, successful delivery of cost reduction initiatives reduced operating and labour costs by 15% quarter on quarter.”

REGULATION

“Telecom supports the Government’s fibre-to-the-premises vision, and we have delivered a submission that suggests a collaborative approach which can help make this vision a reality and protects shareholder interests,” said Dr Reynolds. “The Government is now considering each of the submissions on its discussion document, and we expect an RFP to be issued in August, with bids required by October.”

“Outside of the fibre debate, Telecom has seen continued positive indications on the regulatory front, including signals of willingness to address deregulation of resale services and consideration of a merits-based review. Meanwhile, sub-loop consultation continues. There have also been positive outcomes on accounting separation, de-regulation of competitive links and co-location,” he said.

FY10 GUIDANCE

Telecom is maintaining its guidance for EBITDA at -1% to +2%, subject to potential risks arising from the economic downturn which had not started when the guidance was set. In addition, Telecom now expects CAPEX of $1.1 billion to $1.2 billion, due to foreign exchange effects which were highlighted during the Q2 results. Telecom expects depreciation and amortisation to exceed $1bn.

4

For FY10 the level of imputation credits will be nil. The shift from the previous view of partial imputation for FY10 primarily reflects the impact of movements in foreign exchange rates.

DIVIDEND

A dividend of 6c per share has been declared, with no imputation credits.

ENDS

Contacts at Telecom NZ media relations:

Ian Bonnar, +64 (0)27 215 7564

or

Mark Watts, +64 (0)272 504 018

Forward-Looking Statements

This release includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed in the second quarter media release and management commentary and in the risk factors and forward-looking statement disclaimer in Telecom’s annual report on Form 20-F for the year ended 30 June 2008 filed with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Telecom results are reported under International Financial Reporting Standards (IFRS). The non-GAAP financial measures used in this presentation include:

Earnings before interest, tax, depreciation and amortisation (‘EBITDA’). Telecom calculates EBITDA by adding back depreciation, amortisation, finance expense, share of associates’ losses and taxation expense to net earnings/(loss) from continuing operations less finance income; and

Average Revenue per User (‘ARPU’). Telecom calculates ARPU as mobile voice and data revenue for the period divided by the average number of customers for the period. This is then divided by the number of months in the period to express the result as a monthly figure.

Telecom believes that these non-GAAP financial measures provide useful information, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS.

5

Results for the nine months ended 31 March 2009

8 May 2009

‘Delivering as promised, with underlying performance in line with guidance’

Adjusted results [1]	Nine months ended 31 March			Quarter ended 31 March
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Operating revenue and other gains	4,236	4,214	0.5	1,399	1,387	0.9
Adjusted EBITDA	1,362	1,404	(3.0)	478	469	1.9
Depreciation and amortisation expense	656	551	19.1	221	190	16.3
Adjusted earnings before tax	557	744	(25.1)	204	233	(12.4)
Adjusted net earnings	413	537	(23.1)	159	140	13.6
Adjusted diluted EPS (cents per share)	23	28	(17.9)	9	8	12.5

[1]

The adjusted information presented in this document is consistent with the way that financial performance is measured by management and to assist in providing a meaningful analysis of the trading results of the Group.

Highlights for the nine months ended 31 March 2009

•

Record level of capital investment – up 50% from the nine months to 31 March 2008. $559 million spent on transformation and regulation and $389 million spent on business sustaining programmes. Telecom’s new XT W-CDMA mobile network build completed for launch by the end of May 2009;

•	All Q3 Operational Separation Undertakings (the`Undertakings’) commitments delivered;

•	Year to date revenue growth of 0.5% driven by Data, Broadband and IT services;

•

Improved Q3 performance when compared to the prior comparative period – Q3 revenue and adjusted EBITDA up 0.9% and 1.9% respectively, partly due to the timing of Easter and lower mobile cost of sales pending the launch of the new XT W-CDMA mobile network;

•	Southern Cross dividends of $79 million in the nine months to 31 March 2009 ($40m in Q3 FY09);

•	Total Telecom New Zealand broadband connections (Retail, Gen-i and Wholesale) up 101,000 connections to 815,000 connections since March 2008; and

•	Third quarter dividend declared of 6 cents per share.

Statutory results	Nine months ended 31 March			Quarter ended 31 March
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Operating revenue and other gains	4,236	4,214	0.5	1,399	1,387	0.9
EBITDA	1,261	1,404	(10.2)	478	469	1.9
Depreciation and amortisation expense	656	551	19.1	221	190	16.3
Earnings before tax	456	744	(38.7)	204	233	(12.4)
Net earnings	322	537	(40.0)	159	140	13.6
Diluted EPS (cents per share)	17	28	(39.3)	9	8	12.5

Telecom’s Chief Executive Office, Paul Reynolds said ‘In a quarter of continued delivery for our customers, Telecom has again improved its market competitiveness through many enhancements to customer service and experience, greater product offerings and improved reliability. Further, we have met our far-reaching commitments and all key capital investment programmes have remained on track.

The stronger performance in this quarter reflected the Southern Cross dividend and a significantly lower cost of sales in mobile as we prepared for the launch of our new mobile network by the end of May. Guidance of Group adjusted net earnings after tax of $460 million to $500 million for the full year is unchanged.

Revenue for the nine months to 31 March increased 1% on the equivalent prior year period, to $4,236 million, while adjusted expenses were $2,874 million, a 2% increase on the equivalent nine months in FY08.

Adjusted net earnings declined 23% to $413 million through a combination of a 19% increase in depreciation and amortisation costs and a 39% increase in net finance expenses due to higher cash reserves in the prior period. These increases were partially offset by a 30% decrease in adjusted income tax expense.

Significant progress has been made in mobile, broadband and ICT and a highlight for the quarter was the progress made in preparing our world class W850 mobile network for launch, which we will now launch to customers by the end of May. To be known as the XT Network, it will be faster in more places, offer roaming to more than 200 countries, exclusive devices, innovative voice and data plans and it will be supported by new Retail concept stores and a powered-up sales and service experience.

Our Fibre-to-the-Node programme has continued to track well ahead of schedule, with 483 cabinets installed by the end of the quarter, delivering Fibre-to-the-node broadband to more than 50,000 customers. In addition, Telecom Retail secured 57% of new broadband customers during the quarter. Our Fibre-to-the-Node rollout underscores our principled commitment to getting ultra-fast broadband to New Zealanders.

Of note are the improved margins in the IT solutions component of the Gen-i business, which have increased from 3% to 6% over the equivalent nine months in the previous financial years.

Cost control remained a strong focus, as growth in labour costs was constrained to 4% over the equivalent prior year period. The rest of the financial year will see a focus on information systems and network cost efficiencies to lay the foundation for FY10, and the initial implementation of initiatives from the Right First Time programme, which aim to reduce rework, improve efficiency and deliver an improved customer experience.’

Group Results

A breakdown of reported group results prior to any adjusting items is provided in the table below.

	Nine months ended 31 March			Quarter ended 31 March
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Operating revenues and other gains
Local service[1]	786	796	(1.3)	259	264	(1.9)
Calling[1]	953	977	(2.5)	312	320	(2.5)
Interconnection	136	133	2.3	45	43	4.7
Mobile[2]	590	633	(6.8)	191	207	(7.7)
Data	489	478	2.3	163	155	5.2
Broadband and internet	439	403	8.9	149	137	8.8
IT services	344	300	14.7	108	102	5.9
Resale[1]	254	279	(9.0)	81	88	(8.0)
Other operating revenue	245	208	17.8	91	71	28.2
Other gains[2]	—	7	NM	—	—	—

	4,236	4,214	0.5	1,399	1,387	0.9

Operating expenses
Labour	682	653	4.4	214	216	(0.9)
Intercarrier costs[3]	953	943	1.1	315	314	0.3
Asset impairments[4]	101	—	NM	—	—	NM
Other operating expenses[3]	1,239	1,214	2.1	392	388	1.0

	2,975	2,810	5.9	921	918	0.3

EBITDA	1,261	1,404	(10.2)	478	469	1.9

Depreciation	487	416	17.1	164	145	13.1
Amortisation	169	135	25.2	57	45	26.7

Depreciation and amortisation	656	551	19.1	221	190	16.3

Earnings before interest and tax	605	853	(29.1)	257	279	(7.9)
Net finance expense	(149)	(107)	39.3	(53)	(45)	17.8
Share of associates’ losses	—	(2)	NM	—	(1)	—

Earnings before tax	456	744	(38.7)	204	233	(12.4)
Income tax expense	(134)	(207)	(35.3)	(45)	(93)	(51.6)

Net earnings	322	537	(40.0)	159	140	13.6

[1]	Following a review of the integration of PowerTel’s results into AAPT, a reclassification from local service revenue to calling and resale revenue has been made in the comparative periods presented.
[2]

In July 2007, Telecom sold its Australian mobile customer base resulting in a gain of $7 million. In the prior year’s results this gain was included in mobile revenue, but has now been reclassified to reflect it as a gain.

[3]	Includes the impact of a $12 million reclassification between intercarrier costs and other operating expenses relating to prior quarters of FY08.
[4]	Asset impairments relate to the write-off of PowerTel goodwill and certain New Zealand mobile equipment.

Operating revenues and other gains totalled $4,236 million in the nine months ended 31 March 2009 (‘Nine Months FY09’) compared to $4,214 million in the nine months ended 31 March 2008 (‘Nine Months FY08’).

The highlights for Nine Months FY09 include:

•

Record level of capital investment – up 50% from Nine Months FY08. $559 million spent on transformation and regulation and $389 million spent on business sustaining programmes. Telecom’s new XT W-CDMA mobile network build completed for launch by the end of May 2009, ahead of schedule.

•	All Q3 Undertakings Commitments delivered;

•	Year-to-date revenue growth of 0.5% driven by Data, Broadband and IT services;

•

Improved Q3 performance when compared to the prior comparative period – Q3 revenue and adjusted EBITDA up 0.9% and 1.9% respectively, partly due to the timing of Easter, and lower mobile cost of sales pending the launch of the new XT W-CDMA mobile network;

•	Southern Cross dividends of $79 million in Nine Months FY09 with no further dividends this financial year;

•	Total Telecom New Zealand broadband connections (Retail, Gen-i and Wholesale) up 101,000 connections to 815,000 connections since March 2008; and

•	Third quarter dividend declared of 6 cents per share.

The above increases in operating revenue during Nine Months FY09 were partially offset by reductions in local service revenue of $10 million, calling of $24 million, mobile revenue of $43 million and resale of $25 million. The reductions in local service revenue at Retail and Gen-i were partially offset by an increase in Wholesale & International, while the decline in mobile revenue is the result of a combination of lower pricing, increased data caps and reduced roaming revenues during Nine Months FY09. The resale decline stemmed from AAPT due to lower revenues from its consumer division.

Labour costs of $682 million were $29 million higher in Nine Months FY09 due to cost inflation, additional client demand in Gen-i, the establishment of Chorus, and the impact of foreign exchange rate movements on AAPT’s costs, however focus on headcount reductions resulted in labour costs in the three months to 31 March 2009 (‘Q3 FY09’) reducing by $2 million.

Intercarrier costs of $953 million in Nine Months FY09 were $10 million higher than the comparative period due to higher traded volumes and the effect of the weaker New Zealand dollar against the US dollar, partially offset by a reduction in consumer demand in AAPT.

Other operating expenses of $1,239 million in Nine Months FY09 were $25 million higher than the FY08 comparative period as additional costs incurred in Wholesale and International, Chorus and Gen-i were partially offset by reductions in other business units.

Year-to-date EBITDA of $1,261 million was 10.2% lower when compared to the FY08 comparative although the high Southern Cross dividend received in Q3 FY09 resulted in the EBITDA of $478 million, being 2% higher than the three months to 31 March 2008 (‘Q3 FY08’).

Depreciation and amortisation expense of $656 million increased by $105 million in Nine Months FY09 when compared to Nine Months FY08 due to a number of factors, which include: the increase in the overall fixed asset base; the effects of reductions in certain asset lives in FY09 when compared to those applied in FY08, principally relating to the CDMA mobile network and legacy billing systems in AAPT and additional depreciation of the Australian billing and service management platform (‘Hyperbaric’), which was launched during the second quarter of FY08.

Net finance expense in Nine Months FY09 increased due to higher net borrowings due to higher cash reserves in the prior comparative period due to retention of a substantial portion of the proceeds from the sale of the Yellow Pages business in 2007. Telecom has renewed its NZ$800 million Committed Stand-by Facility for a further three years to April 2012. Telecom has not drawn against this facility.

Tax expense was lower at $134 million for Nine Months FY09 when compared to $207 million in Nine Months FY08 due to lower profit and the write-off during Q3 FY08 of $20 million of deferred tax assets following a reassessment of the probability of utilising those assets. The effective tax rate of 29.4% in Nine Months FY09 reflects the reduction in New Zealand’s tax rates from 33% to 30%, with the effect of income taxed at lower rates partially offset by no tax benefit arising on the $68 million goodwill impairment during the second quarter of FY09, described below.

Adjusting Items

During the second quarter of FY09 there was a non-cash impairment charge of $68 million resulting in the write-off of the carrying value of the goodwill held following the acquisition of PowerTel. In previous periods the recoverable amount of the Group’s Australian Operations had been determined to exceed carrying value based on forecasts at those times. Management’s current assessment of forecast earnings and cash flows concluded that the recoverable amount had declined as a result of changes in forecasts and that the carrying value was therefore no longer supported. The decline in forecasts was the result of lower earnings expectations for FY09 and lower growth rates for future years arising from economic and competitive conditions.

In the second quarter of FY09 Telecom recognised a $33 million non-cash impairment charge on existing mobile network equipment as a result of the decision in October 2008 to launch its new XT W-CDMA mobile network based on Wideband 850 technology. A $10 million tax benefit relating to this impairment has also been adjusted for.

There were no adjusting items in Q3 FY09 or in the preceding financial year.

A reconciliation of reported net earnings to adjusted net earnings is shown in the table below.

	Nine months ended 31 March			Quarter ended 31 March
Adjusting items - impact on net earnings	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Reported net earnings	322	537	(40.0)	159	140	13.6
Adjusted for:
Impairment of Australian Operations	68	—	NM	—	—	NM
Impairment of mobile network equipment	33	—	NM	—	—	NM
Tax effect of mobile impairment	(10)	—	NM	—	—	NM

Adjusted net earnings	413	537	(23.1)	159	140	13.6

The adjusted results are shown in the table below.

	Nine months ended 31 March			Quarter ended 31 March
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Adjusted EBITDA	1,362	1,404	(3.0)	478	469	1.9
Adjusted earnings before tax	557	744	(25.1)	204	233	(12.4)
Adjusted net earnings	413	537	(23.1)	159	140	13.6
Adjusted Diluted EPS (cents per share)	23	28	(17.9)	9	8	12.5

Review of operations

This is the third quarter of reporting Telecom’s results based on its new organisational structure. Telecom’s business units comprise Chorus, Retail, Wholesale & International, Gen-i, and AAPT supported by a Corporate unit and a Technology and Shared Services unit (‘T&SS’).

The results by business unit incorporate internal trading as required by the Undertakings. These trades predominately relate to relevant services, as provided by Chorus and Wholesale. Field services that support the provision of relevant services, as stipulated in the Undertakings (‘relevant services’) are also internally traded by Chorus.

Operational separation related internal trades exclude charges such as the recovery of corporate overheads, and the recovery of T&SS costs incurred on behalf of other business units. These costs remain within Corporate and T&SS respectively. Accordingly, the results presented for each of the business units are not indicative of their results on a stand-alone basis.

In addition to the operational separation trades, Wholesale & International derive internal revenue from the provision and supply of international data circuits, the supply of international internet services, and the delivery of international retail and wholesale voice traffic to AAPT, Retail and Gen-i.

All internal transactions are eliminated on consolidation.

An analysis of revenue and adjusted EBITDA by business unit is set out below.

	Revenue Nine months ended 31 March			Adjusted EBITDA Nine months ended 31 March
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Chorus	586	582	0.7	413	442	(6.6)
Wholesale & International	937	820	14.3	340	330	3.0
Retail	1,490	1,593	(6.5)	568	622	(8.7)
Gen-i	1,120	1,074	4.3	362	368	(1.6)
AAPT	896	949	(5.6)	60	64	(6.3)
T&SS	36	28	28.6	(378)	(385)	1.8
Corporate	89	68	30.9	(3)	(37)	NM
Eliminations	(918)	(900)	2.0	—	—	—

	4,236	4,214	0.5	1,362	1,404	(3.0)

The results by business unit are presented in the commentary that follows and supplemental information is presented in the accompanying appendix.

Economy

There has been some partial evidence of a market slow down during Nine Months FY09, especially in the areas of calling, broadband, mobile and subdivision revenues. Bad debt expense has however remained constant when compared to the FY08 comparative periods.

Chorus

Chorus operates New Zealand’s largest local telecommunications access network. A range of telecommunications companies use this network to deliver phone and broadband services to New Zealanders.

Chorus is tasked with building and maintaining the telecommunications network, as well as installing and repairing phone and broadband connections.

As well as leading critical infrastructure build programmes such as the Fibre-to-the-node (‘FTTN’) project, Chorus is responsible for the unbundling of exchanges and cabinets and the selling of UCLL lines and the provision of co-location services to telecommunications providers. Chorus also provides a range of field and building services to the Telecom group on assets that are owned by other parts of the group.

Chorus earns internal revenue through the provision of copper access, co-location, field services and backhaul to other Telecom business units.

	Nine months ended 31 March			Quarter ended 31 March
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Operating revenues and other gains
Local service	10	10	—	3	4	(25.0)
Other operating revenue	13	5	NM	6	2	NM
Internal revenue	563	567	(0.7)	187	188	(0.5)

	586	582	0.7	196	194	1.0

Adjusted operating expenses
Labour	16	6	NM	5	3	66.7
Other operating expenses	155	132	17.4	50	44	13.6
Internal expenses	2	2	—	1	1	—

	173	140	23.6	56	48	16.7

Adjusted EBITDA	413	442	(6.6)	140	146	(4.1)

Full time equivalent (‘FTE’) employee numbers	190	131	45.0	190	131	45.0

Operating revenues and other gains

Operating revenue and other gains increased by 0.7% to $586 million in Nine Months FY09 and by 1% to $196 million in Q3 FY09 when compared to prior comparative periods. This is principally due to the sale to external customers of UCLL and co-location services. There were no UCLL products or services on offer externally in Q3 FY08.

At 31 March 2009 Chorus had unbundled 49 exchanges and three customers have launched UCLL based services. Chorus’ local service revenue is derived from UCLL and contributions towards the provision of access services in new sub-divisions. While UCLL revenues increased in Q3 FY09 when compared to Q3 FY08, this increase was largely offset by lower sub-division related revenue due to the reduction in the number of residential developments following the slow-down of the New Zealand economy.

Other operating revenue increased by $8 million in Nine Months FY09, of which $3 million resulted from the launch of UCLL co-location and backhaul services and the balance was due to increased activity from traditional products.

Chorus’ internal revenue decreased by $4 million in Nine Months FY09 to $563 million and by $1 million in Q3 FY09 to $187 million as access lines shift from Retail and Wholesale to external customers and the internal revenues are replaced with external UCLL revenues.

Adjusted operating expenses

Chorus’ cost growth includes the costs of running Chorus in an operationally separated arms length way from the rest of Telecom and establishing regulated products and services.

Labour expenses in Nine Months FY09 have increased by $10 million ($2 million increase in Q3 FY09) when compared to the prior comparative period. This increase was driven by the growth in FTE employees, due to the establishment of Chorus as a stand alone business unit to deliver on the Undertakings and to scale up to deliver new regulated products associated with the unbundling of the local loop. Labour expense also increased due to an increase in project related contractors and project related labour (which are not included in the FTE amounts) used in the predevelopment stage of capital projects, separation undertakings, new regulated offerings and preparing for the contract negotiation with third party service companies.

Other operating expenses of $155 million in Nine Months FY09 have increased by $23 million ($6 million increase in Q3 FY09) when compared to the prior comparative period due to increases in maintenance and provisioning activities and costs, as well as higher electricity and accommodation costs.

Chorus is currently in the process of renegotiating its contracts with outsourced field services providers, which could result in further cost pressure.

Wholesale & International

Wholesale provides broadband, business data, voice and interconnect products and services to telecommunications service providers in New Zealand. These products and services are provided either as inputs that allow wholesale customers to build and deliver their own tailored services or on a resale basis allowing customers to resell Telecom Retail services to their own customers.

International provides international telecommunication services to Telecom’s business units and to over 100 global customers. Global customers serviced through ‘Points of Presence’ in North America, Europe and Asia. International also manages internet carriage from New Zealand and Australia, over the Southern Cross cable, to a range of peering networks in the USA.

	Nine months ended 31 March			Quarter ended 31 March
	2009 $m	2008 $m	Change %	2009 NZ$m	2008 NZ$m	Change %
Operating revenues and other gains
Local service	116	87	33.3	40	31	29.0
Calling	267	206	29.6	86	72	19.4
Interconnection	101	103	(1.9)	34	33	3.0
Data	65	56	16.1	23	19	21.1
Broadband and internet	62	47	31.9	20	17	17.6
Other operating revenue	17	18	(5.6)	6	8	(25.0)
Internal revenue	309	303	2.0	109	101	7.9

	937	820	14.3	318	281	13.2
Adjusted operating expenses
Labour	42	33	27.3	14	11	27.3
Intercarrier costs	400	344	16.3	132	121	9.1
Other operating expenses	32	26	23.1	10	7	42.9
Internal expenses	123	87	41.4	44	32	37.5

	597	490	21.8	200	171	17.0

Adjusted EBITDA	340	330	3.0	118	110	7.3

Full time equivalent (‘FTE’) employee numbers	405	373	8.6	405	373	8.6

Operating revenue and other gains

Wholesale & International’s revenues increased by 14.3% to $937 million in Nine Months FY09 and by 13.2% or $37 million in Q3 FY09 to $318 million. Increases in local service, calling, data and broadband were partially offset by declines in interconnection and other operating revenues.

Local service revenues increased by 33.3% or $29 million in Nine Months FY09 to $116 million and by $9 million in Q3 FY09 to $40 million. These increases reflect the growth in Wholesale’s fixed access connections base. Calling revenues increased by 29.6% or $61 million to $267 million in Nine Months FY09 to $267 million and by 19.4% or $14 million in Q3 FY09. These increases were primarily attributable to higher calling volumes and the favourable impact of the weakening NZD on USD denominated International revenue. Interconnection revenues decreased by $2 million in Nine Months FY09 to $101 million primarily as a result of the decrease in New Zealand mobile termination rates.

These revenues however grew by 3.0% or $1 million in Q3 FY09 as a result of higher minutes, partially offset by the aforementioned decline in termination rates. Data revenue increased by 16.1% or $9 million in Nine Months FY09 ($4 million increase in Q3 FY09) due to business growth and the addition of new customers to Wholesale.

Broadband and internet service revenues grew by 31.9% or $15 million in Nine Months FY09 to $62 million and by $3 million in Q3 FY09 to $20 million. These increases were due to the growth in Wholesale’s external customer demand, partially offset by adverse pricing changes.

Internal revenues increased by 2.0% or $6 million in Nine Months FY09 to $309 million and by 7.9% or $8 million in Q3 FY09 to $109 million. These increases were due to the growth in Retail and Gen-i’s demand for Wholesale broadband and data inputs as well as their increased demand for International internet carriage. Partially offsetting these increases was a step change in the price of international internet carriage. The increase in the rate of growth in Q3 FY09 when compared to the prior comparative period was primarily attributable to higher international internet carriage volumes.

Adjusted operating expenses

Wholesale & International’s operating expenses increased by 21.8% or $107 million in Nine Months FY09 to $597 million and by 17.0% or $29 million in Q3 FY09 to $200 million. All expense lines were higher when compared to the prior corresponding periods.

Labour costs increased by 27.3% or $9 million in Nine Months FY09 to $42 million and by 27.3% or $3 million in Q3 FY09 to $14 million. These increases were due to project planning and delivery activities carried out by contractors working on Wholesale’s Undertakings and by the adverse impact of the weakening NZD on USD denominated International payroll costs. Both of these factors increased labour costs without a corresponding increase in FTEs.

Intercarrier costs increased by 16.3% or $56 million in Nine months FY09 to $400 million and by 9.1% or $11 million in Q3 FY09 to $132 million. This was primarily attributable to higher volumes and the effect of the weakening NZD against the USD denominated payments to international carriers.

Other operating costs increased by 23.1% or $6 million in Nine months FY09 to $32 million and by 42.9% or $3 million in Q3 FY09 to $10 million. These increases reflect additional project expenditure incurred in relation to operational separation and the effects of the increase in staff numbers.

Internal expenses increased by 41.4% or $36 million in Nine Months FY09 to $123 million and by 37.5% or $12 million in Q3 FY09 to $44 million . These increases were due to higher costs of sale charges reflecting volume growth in Wholesale’s products that utilise Chorus’ inputs.

EBITDA grew 3% or $10m in Nine months FY09 to $340 million and by 7.3% or $8 million in Q3 FY09 to $118 million. Whilst Wholesale EBITDA increased by 13% in Nine Months FY09 (13.9% in Q3 FY09), International EBITDA decreased by 19.6% in Nine Months FY09 (3.2% in Q3 FY09).

Retail

Retail provides mass market products, services and support to consumer and commercial customers. As a full service provider, Retail provides fixed line calling and access products, broadband, dial-up and online offerings, and mobile voice, SMS / text, content and data services.

	Nine months ended 31 March			Quarter ended 31 March
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Operating revenues and other gains
Local service	546	584	(6.5)	178	191	(6.8)
Calling	281	319	(11.9)	91	105	(13.3)
Mobile	410	448	(8.5)	132	146	(9.6)
Data	18	20	(10.0)	5	7	(28.6)
Broadband and internet	205	192	6.8	70	65	7.7
IT services	14	13	7.7	5	4	25.0
Other operating revenue	16	17	(5.9)	7	6	16.7

	1,490	1,593	(6.5)	488	524	(6.9)

Adjusted operating expenses
Labour	121	123	(1.6)	38	39	(2.6)
Other operating expenses	297	327	(9.2)	83	98	(15.3)
Internal expenses	504	521	(3.3)	170	171	(0.6)

	922	971	(5.0)	291	308	(5.5)

Adjusted EBITDA	568	622	(8.7)	197	216	(8.8)

Full time equivalent (‘FTE’) employee numbers	2,091	2,297	(9.0)	2,091	2,297	(9.0)

Operating revenue and other gains

Retail’s operating revenue decreased by 6.5% to $1,490 million in Nine Months FY09 and by 6.9% or $36 million in Q3 FY09 to $488 million. The increase in broadband and internet revenue was offset by declines in most other revenue lines.

Broadband and internet revenue increased by $13 million or 6.8% to $205 million in Nine Months FY09, principally due to the success of promotional activity during the second half of FY08, increasing connections, and the launch of Retail’s ‘Street Fighter’, ‘Total Home’ marketing campaigns and the ‘Half Price’ broadband offer in FY09. These FY09 promotions contributed to Q3 FY09 broadband and internet revenue increasing by $5 million when compared to Q3 FY08.

Customers continue to migrate from dial-up to broadband following the successful broadband marketing campaigns noted above, as well as our continued focus on improving our customer’s experience.

Retail broadband connections increased by 12.3% from 31 March 2008 to 519,000 at 31 March 2009. The net number of Retail broadband connections increased by 19,000, during Q3 FY09.

Calling and local service revenue declined by $38 million each in Nine Months FY09 ($14 million and $13 million respective decreases in Q3 FY09) due to the effects of reductions in access lines and call minutes, subscription pricing plans and strong competition, partially offset by higher prices in local access. The number of Retail access lines at 31 March 2009 decreased by 6.7% when compared to 31 March 2008. The reduction in retail access lines resulted in a decline in domestic and international outwards call minutes also reducing.

Mobile revenues declined by $38 million in Nine Months FY09 ($14 million decline in Q3 FY09) when compared to prior comparative periods due to lower voice revenues arising from lower average pricing, including the impact from current ‘half price roaming’ offers, and the reduction of Australian roaming revenues following the closure by Telstra of its CDMA network in Q4 FY08. Mobile data revenues for Retail have decreased due to the impact of increased monthly text caps on certain prepaid plans which increased text volume without a corresponding increase in revenue, offset partially by continued growth in mobile broadband. Other Mobile revenues reduced as customers delay device upgrades pending the launch of Telecom’s new XT W-CDMA mobile network by the end of May 2009.

The number of New Zealand mobile connections, including those relating to Gen-i, increased by 75,000 in Nine Months FY09 to 2,252,000 in total. Of the 2,252,000 connections at 31 March 2009, 871,000 were post-paid and 1,381,000 were pre-paid. The impacts of lower pricing and increased text caps noted above resulted in the decline in combined ARPU to $33.62 for Q3 FY09 compared to $35.90 for Q3 FY08.

Adjusted operating expenses

Labour costs reduced by $2 million or 1.6% when compared with Nine Months FY08 as reductions in employee numbers (primarily in customer services) were partially offset by salary inflation. Labour costs decreased by $1 million in Q3 FY09 when compared to Q3 FY08 due to cost reduction measures more than offsetting the effects of salary increases.

Other operating expenses reduced by $30 million in Nine Months FY09 and by $15 million in Q3 FY09 when compared to the prior comparative periods. The reduction was a result of lower mobile handset cost of sales (due to delays in upgrades as noted above) and lower selling expenses.

Internal expenses in the Nine Months FY09 reduced by $17 million to $504 million ($1 million in Q3 FY09 compared to Q3 FY08) due to a 6.7% decline in Retail access line rentals (as noted above), partially offset by the impact of increased broadband and data connection costs.

Gen-i

The results of Gen-i include those of the New Zealand operation and Gen-i Australia. Previously, the results of Gen-i Australia were included in the results presented as ‘Australian Operations’.

Gen-i integrates IT and telecommunications services to provide converged ICT solutions for clients across New Zealand and Australia. Gen-i takes world-leading technologies and combines them in a way that produces a business advantage for clients.

	Nine months ended 31 March			Quarter ended 31 March
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Adjusted operating revenues
Local service	92	98	(6.1)	30	32	(6.3)
Calling	136	148	(8.1)	43	46	(6.5)
Interconnection	17	18	(5.6)	5	6	(16.7)
Mobile	149	149	—	48	49	(2.0)
Data	285	287	(0.7)	94	93	1.1
Broadband and internet	19	18	5.6	6	6	—
IT services	330	287	15.0	103	98	5.1
Other operating revenue	80	68	17.6	25	24	4.2
Internal revenue	12	1	NM	5	0	NM

	1,120	1,074	4.3	359	354	1.4

Adjusted operating expenses
Labour	247	226	9.3	77	73	5.5
Intercarrier costs [1]	56	57	(1.8)	18	18	0.0
Other operating expenses [1]	327	281	16.4	97	95	2.1
Internal expenses	128	142	(9.9)	42	47	(10.6)

	758	706	7.4	234	233	0.4

Adjusted EBITDA	362	368	(1.6)	125	121	3.3

Full time equivalent (‘FTE’) employee numbers	2,748	2,563	7.2	2748	2,563	7.2

[1]	Includes the impact of $3 million reclassification between intercarrier costs and other operating expenses relating to prior quarters of FY08

The results for Gen-i are presented separately under the headings Gen-i Telecommunications Solutions and Gen-i IT Solutions. Sales and support costs are included within the telecommunications results. Gen-i’s IT solutions business has lower margins and lower capital expenditure requirements than its telecommunications business activities. Many of Gen-i’s clients require an ICT package combining both telecommunications and IT solutions.

Gen-i Telecommunications Solutions

	Nine months ended 31 March			Quarter ended 31 March
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Operating revenues and other gains
Local service	92	98	(6.1)	30	32	(6.3)
Calling	136	148	(8.1)	43	46	(6.5)
Interconnection	17	18	(5.6)	5	6	(16.7)
Mobile	149	149	NM	48	49	(2.0)
Data	285	287	(0.7)	94	93	1.1
Broadband and internet	19	18	5.6	6	6	—
IT services	10	10	—	3	2	50.0
Other operating revenue	66	63	4.8	21	21	—

	774	791	(2.1)	250	255	(2.0)

Adjusted operating expenses
Labour	140	135	3.8	44	41	7.3
Intercarrier costs [1]	56	57	(1.8)	18	18	(14.3)
Other operating expenses [1]	109	98	11.2	31	31	10.7
Internal expenses	128	142	(9.9)	42	47	(10.6)

	433	432	0.2	135	137	(1.4)

Adjusted EBITDA	341	359	(5.1)	115	118	(2.5)

Full time equivalent (‘FTE’) employee numbers	1,228	1,197	2.6	1,228	1,197	2.6

[1]	Includes the impact of $3 million reclassification between intercarrier costs and other operating expenses relating to prior quarters of FY08

Operating revenues and other gains

Traditional voice revenues continued to reduce in line with industry trends as increased competition, regulation and technology drive down pricing with local service revenues down by 6.1% to $92 million and calling revenues down by 8.1% to $136 million in Nine Months FY09. The reductions in calling and local service revenues primarily reflect reductions in price with some reductions in calling volumes. These factors led to a local service revenue decline in Q3 FY09 of $2 million and a calling revenue decrease of $3 million when compared to Q3 FY08.

Mobile revenue remained relatively flat in Nine Months FY09 when compared to Nine Months FY08, with lower unit prices for voice being offset by increased mobile connections and higher volumes.

Data revenues of $285 million for the year to date and $94 million in the current quarter were largely unchanged despite price competition and the migration of certain customers to Wholesale.

Other operating revenue for Nine Months FY09 was up 4.8% to $66 million, reflecting significantly higher revenues in Australia partially offset by a reduction in New Zealand. The growth in the Australian other operating revenue was experienced in the mid-market sector and increased sales of telecommunications equipment. Revenue increases have also been positively influenced by foreign exchange rate movements.

Adjusted operating expenses

Labour costs grew by 3.8% to $140 million in Nine Months FY09 when compared with Nine Months FY08, reflecting pay increases and increased Australian headcount to support the Australian revenue and earnings growth. During Q3 FY09, these factors led to labour costs increasing by 7.3 % to $44 million.

Other operating expenses for Nine Months FY09 were up 11.2% to $109 million while intercarrier expenses declined 1.8% to $56 million in Nine Months FY09. Mobile cost of sales grew, reflecting higher volumes and higher average unit costs as more of Gen-i’s client’s move to the use of PDA type devices which drive higher mobile data revenues. Other operating expenses and intercarrier costs were stable during Q3 FY09 when compared to Q3 FY08.

Internal expenses declined by $14 million to $128 million in Nine Months FY09 ($5 million decline in Q3 FY09 when compared to $47 million in Q3 FY08) reflecting a reduction in internal charges for international services and lower field services charges from Chorus. This was partially offset by an increase in internal charges from Wholesale due to growth in the volume of One Office services.

Gen-i IT Solutions

	Nine months ended 31 March			Quarter ended 31 March
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Operating revenues and other gains
IT services	320	277	15.5	100	96	4.2
Other operating revenue	14	5	NM	4	3	33.3
Internal revenue	12	1	NM	5	—	NM

	346	283	22.3	109	99	10.1

Adjusted operating expenses
Labour	107	91	17.6	33	32	3.1
Other operating expenses	218	183	19.7	66	64	4.7

	325	274	19.0	99	96	4.2

Adjusted EBITDA	21	9	NM	10	3	NM

Full time equivalent (‘FTE’) employee numbers	1,520	1,366	11.3	1,520	1,366	11.3

Operating revenues and other gains

IT Solutions revenue grew in the Nine Months FY09 by 22.3% to $346 million ($10 million increase in Q3 FY09) when compared to the prior comparative period. This was a result of the growth across procurement, professional services and IT Services in both New Zealand and Australia, reflecting new customers contracted during FY08 and continued cross selling to existing clients.

Adjusted operating expenses

Overall operating expenses increased by 19.0% in Nine Months FY09 to support the revenue growth of 22.3%, where adjusted EBITDA as a percentage of sales increased.

Labour costs have increased by $16 million when compared to Nine Months FY08. This increase to $107 million reflects the increased headcount to deliver additional professional services and IT Solutions outsourcing resulting in an increase in revenues. Labour costs grew faster than headcount due to a changing mix in skill sets required and pay increases in the IT sector as Gen-i’s business grew.

Other adjusted operating expenses in Nine Months FY09 increased by 19.7% to $218 million ($2 million increase in Q3 FY09) due primarily to increased cost of sales driven by higher volumes in the procurement line of business.

AAPT

AAPT is an Australian telecommunications provider that owns and operates its own national voice and data network. In addition, AAPT has an exclusive wholesale arrangement to access iiNet’s ADSL2+ network, which means it can offer DSL coverage in 343 exchanges across major Australian cities and large metropolitan areas.

AAPT’s customer segments are Wholesale, Business Solutions and Consumer. The Australian Wholesale operation is focusing on ‘on-net’ data and internet sales and securing key clients to reduce overall exposure to declines from the traditional calling business. The Business Solutions operation is also focused on selling ‘on-net’ products (especially data and internet) to a more narrowly defined market segment. The Consumer operation has recommenced marketing initiatives, is transitioning to an offshore call centre in Manila as well as adjusting prices to address unprofitable revenues. There was further migration of retail customers to Hyperbaric with a view to longer-term growth in the consumer market.

To eliminate the impact of foreign exchange rate movements, AAPT’s results are presented in AAPT’s functional currency, Australian dollars (‘A$’).

	Nine months ended 31 March			Quarter ended 31 March
	2009 A$m	2008 A$m	Change %	2009 A$m	2008 A$m	Change %
Operating revenue and other gains
Local service[1]	18	15	20.0	5	5	—
Calling[1]	218	265	(17.7)	73	85	(14.1)
Interconnection	15	11	36.4	5	4	25.0
Mobile[2]	25	30	(16.7)	9	10	(10.0)
Data	97	101	(4.0)	32	32	—
Broadband and internet	124	127	(2.4)	41	42	(2.4)
Resale[1]	206	242	(14.9)	65	76	(14.5)
Other operating revenue	13	19	(31.6)	3	10	(70.0)
Internal revenue	13	10	30.0	5	3	66.7
Other gains[2]	—	7	NM	—	—	NM

	729	827	(11.9)	238	267	(10.9)

Adjusted operating expenses
Labour	116	125	(7.2)	36	42	(14.3)
Intercarrier costs[3]	406	473	(14.2)	132	153	(13.7)
Other operating expenses[3]	111	130	(14.6)	33	39	(15.4)
Internal expenses	46	44	4.5	18	15	20.0

	679	772	(12.0)	219	249	(12.0)

Adjusted EBITDA	50	55	(9.1)	19	18	5.6

Full time equivalent (‘FTE’) employee numbers	1,265	1,408	(10.2)	1,265	1,408	(10.2)

[1]	Following a review of the integration of PowerTel’s results into AAPT, a reclassification from local service revenue to calling and resale revenue has been made in the comparative periods presented.
[2]

In July 2007, Telecom sold its Australian mobile customer base resulting in a gain of A$7 million. In the Q3 FY08 results this gain was included in mobile revenue, but has now been reclassified to reflect it as a gain.

[3]	Includes the impact of A$8 million reclassification between intercarrier costs and other operating expenses relating to prior quarters of FY08

Operating revenues and other gains

Operating revenue and other gains decreased by A$98 million in Nine Months FY09 to A$729 million and by A$29 million in Q3 FY09 to A$238 million. The major driver of this decline was a 24% drop in Consumer services when compared to the prior comparative period, partially offset by Consumer price realignments and growth in Wholesale. Other gains of A$7 million in FY08 related to the one-off gain on sale of a mobile customer base.

Calling revenue decreased by A$47 million to A$218 million in Nine Months FY09 (A$12 million decline in Q3 FY09 to A$73 million) when compared to the prior comparative period due to the impact of lower consumer services. This also impacted resale revenue, which declined by A$36 million year-to-date and by A$11 million in Q3 FY09.

Adjusted Operating expenses

Labour costs of A$116 million decreased in Nine Months FY09 by A$9 million (A$6 million decline in Q3 FY09) when compared to prior periods due to 10% lower headcount. Partially offsetting this has been the move to bring network maintenance in-house which has favourably impacted other operating expenses. Intercarrier costs of A$406 million reduced by A$67 million due to the reduction in Consumer services and cost savings from moving customers ‘on-net’.

Other operating expenses of A$111 million in Nine Months FY09 reduced by A$19 million or 14.6% when compared to the prior comparative period. The reduction is driven by savings in outsourcing through the transition to an offshore call centre in Manila and no longer incurring Hyperbaric launch related costs. Further cost reductions were also achieved during Q3 FY09 due to reduced restructuring costs and bringing network maintenance in-house. The recommencement of consumer marketing has partially offset these reductions.

Technology & Shared Services

Telecom’s Technology & Shared Services (‘T&SS’) division maintains and develops all of Telecom’s New Zealand shared IT and network operations. The T&SS team ensures Telecom’s IT, infrastructure and architecture is aligned with the wider Group’s business objectives. In addition to the core technology teams, the Shared Services function supports Telecom in areas such as accounts payable, procurement and supply chain, provisioning, billing, engineering, operations and information management.

T&SS’ revenue includes any revenue not directly associated with another business unit or corporate.

	Nine months ended 31 March			Quarter ended 31 March
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %

Operating revenues and other gains
Other operating revenue	19	17	11.8	4	7	(42.9)
Internal revenue	17	11	54.5	6	3	100.0

	36	28	28.6	10	10	0.0
Adjusted operating expenses
Labour	76	75	1.3	24	25	(4.0)
Other operating expenses	232	239	(2.9)	78	80	(2.5)
Internal expenses	106	99	7.1	36	33	9.1

	414	413	0.2	138	138	—

Adjusted EBITDA	(378)	(385)	(1.8)	(128)	(128)	—

Full time equivalent (‘FTE’) employee numbers	1,562	1,610	(3.0)	1,562	1,610	(3.0)

Operating revenues and other gains

T&SS’ other operating revenues are primarily related to the Telecommunications Service Obligation (‘TSO’). The variations for Nine Months FY09 and Q3 FY09 compared to the prior comparative periods reflect the final TSO determinations for the 2004/05 and 2005/06 years which were issued by the Commerce Commission during Q2 FY09. Internal revenue was $6 million higher in Nine Months FY09 and $3 million higher in Q3 FY09 due to charges for Wholesale’s equipment in T&SS’ exchanges, which was not charged in Q3 FY08.

Adjusted operating expenses

Labour costs decreased by $1 million in Q3 FY09 when compared to Q3 FY08 reflecting a reduction in FTE’s and improved cost of labour. For Nine Months FY09 compared to Nine Months FY08, there was a net increase of $1 million relative to the prior comparative period due to higher staffing levels in the early months of FY09.

Other operating expenses in Nine Months FY09 reduced by 2.9% to $232 million and by $2 million in Q3 FY09 when compared to Q3 FY08 reflecting the continuing efforts around cost efficiency and cost control.

Internal expenses increased by $7 million during Nine Months FY09 when compared to the comparative period. This increase arose from additional co-location charges due to an increase in T&SS equipment in Chorus’ exchanges. T&SS’ internal expenses also include the elimination of intercompany equipment purchases from Gen-i, which have also increased in FY09.

Corporate

Telecom is supported by a corporate centre, which provides leadership, finance, communications, strategy, human resources and legal functions across the Group. Revenue includes any revenue not directly associated with a business unit, for example dividends received from Southern Cross.

	Nine months ended 31 March			Quarter ended 31 March
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %

Operating revenues and other gains
Other operating revenue	88	62	41.9	43	12	258.3
Internal revenue	1	6	NM	1	3	NM

	89	68	30.9	44	15	193.3

Adjusted operating expenses
Labour	37	47	(21.3)	10	17	(41.2)
Other operating expenses	55	58	(5.2)	30	14	114.3

	92	105	(12.4)	40	31	29.0

Adjusted EBITDA	(3)	(37)	(91.9)	4	(16)	NM

Full time equivalent (‘FTE’) employee numbers	192	174	10.3	192	174	10.3

Operating revenues and other gains

Operating revenue principally includes dividends received from Southern Cross which vary in amount and timing. The Southern Cross dividends received in Nine Months FY09 were $79 million compared to $55 million in Nine Months FY08. Telecom received a $40 million dividend from Southern Cross in Q3 FY09 (Q3 FY08: $11 million). Telecom does not expect any further dividends from Southern Cross in FY09.

Adjusted operating expenses

Labour costs have decreased by $10 million when compared with Nine Months FY08 and by $7 million in Q3 FY09 when compared to Q3 FY08. This is mainly a result of a reduction in contract labour costs, which are not reflected in the FTE numbers, more than offsetting the effects of salary increases and permanent headcount.

Other operating costs decreased by $3 million in Nine Months FY09 when compared to the prior comparative periods due to current period foreign exchange gains, partially offset by additional provisions raised during Q3 FY09. Corporate’s other operating expenses increased by $16 million in Q3 FY09 when compared to the prior comparative period due to additional provisioning in Q3 FY09 following a review of open litigation cases and other obligations, as well as additional operational separation related costs.

Group Cash Flow

	Nine months ended 31 March
	2009 $m	2008 $m	Change %
Cash flows from operating activities	1,201	1,153	4.2
Cash flows from investing activities	(959)	(1,091)	(12.1)
Cash flows from financing activities	(813)	(1,579)	(48.5)
Foreign exchange movement	95	1	NM

Net movement in cash	(476)	(1,516)	(68.6)

Detailed disclosure of the above line items is included in the Group’s Financial Statements which accompany this Management Commentary.

Net cash from operating activities

Net cash inflows from operating activities increased by $48 million in Nine Months FY09 when compared to Nine Months FY08. Cash received from customers increased by $119 million principally due to reductions in unbilled revenue.

The additional cash inflow from customers was partially offset by $104 million of increased payments to suppliers, principally due to a reduction in payables and accruals. When compared to the prior comparative period, Nine Months FY09 benefited from $69 million of lower tax payments due to a tax refund relating to prior years and $25 million of additional dividends received, mainly from Southern Cross. These benefits were partially offset by $15 million of additional interest costs and $46 million of lower interest income, following the capital reduction during FY08.

Net cash from investing activities

Net cash outflows on investing activities decreased by $132 million in Nine Months FY09 when compared to Nine Months FY08 because the current period increase in capital expenditure of $328 million was more than offset by payments during Nine Months FY08 of $469 million on short-term deposits. Further information on the current period capital expenditure is discussed below.

Net cash flow from financing activities

Cash flows from financing activities reflect borrowing activities and dividend payments to shareholders.

In Nine Months FY09 Telecom had a net financing outflow of $813 million relating to $341 million of dividend payments and $472 million of net cash outflows on debt and related derivatives. In Nine Months FY08 Telecom had paid $445 million in dividends, $1.1 billion on the capital reduction and had net receipts of $21 million from debt and related derivatives.

Capital expenditure

	Nine months ended 31 March			Quarter ended 31 March
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Transformation and regulation
W-CDMA Mobile network	255	86	NM	95	64	48.4
Fibre To The Node	92	1	NM	30	1	NM
FNT	109	33	NM	26	12	NM
NGT Retail	22	10	NM	9	3	NM
Separation	72	24	NM	27	10	NM
Other Regulatory	9	16	(43.8)	3	4	(25.0)

Total transformation and regulation	559	170	NM	190	94	NM

Business sustaining
IT Systems	46	76	(39.5)	16	21	(23.8)
Gen-i	63	75	(16.0)	11	26	(57.7)
AAPT	59	53	11.3	17	15	13.3
Southern Cross capacity	44	16	NM	25	—	NM
Network maintenance and growth	143	200	(28.5)	46	45	2.2
New products and services	6	16	(62.5)	1	7	(85.7)
Other business sustaining	28	26	7.7	10	9	11.1

Total business sustaining	389	462	(15.8)	126	123	2.4

Total Group	948	632	50.0	316	217	45.6

Total capital expenditure of $948 million for Nine Months FY09 increased by $316 million or 50% when compared to the same period last year, primarily driven by transformation and regulatory commitments.

Transformation and regulation

When compared to FY08, the increase in spend in W-CDMA of $169 million reflects the roll-out of the new mobile network. The spend during Q3 FY08 was focused on the physical network implementation, rather than site acquisition costs which was the focus during the first half year.

FTTN investment began in Auckland in February 2008 with the installation of the first of a nationwide network of roadside cabinets. The expenditure during FY09 of $92 million is part of the $500 million investment programme that will deliver on Telecom’s regulatory commitments to enable broadband connections at speeds of at least 10Mbps to 80% of New Zealanders by the end of December 2011.

Fixed Network Transformation (‘FNT’) will deliver Telecom’s core VoIP platform for voice and broadband products. This programme has significantly accelerated its activity in preparation for launch of our Retail primary line voice service, which consumes relevant Wholesale services, by December 2009. The VoIP core is a cornerstone capability in our next generation network investment.

Separation driven investment has intensified since the signing of the Undertakings on 31 March 2008. This is reflected when comparing this quarter ($27 million) to the same quarter last year ($10 million). Telecom launched its Basic and Enhanced UBA products in the first quarter of FY09, and has continued the development of other regulated products to be launched predominately in December 09. Implementing the systems changes required to meet the immediate separation commitments has been a focus.

Business Sustaining

As Telecom’s investment focus shifts to Transformation and Regulation, we have contained investment levels for our business sustaining activities. The two key areas of reduction have been in fixed network maintenance and growth and IT systems. Some of our Fixed Network growth requirements have been met through the FTTN programme, and we are actively directing investment from legacy systems towards our ‘future mode’ applications being delivered under Transformation and Regulation. Increased spend during Q3 FY09 of $25 million for Southern Cross relates to the purchase of additional international capacity to meet expected growth in mobile and broadband demand and to enhance customers experience.

Dividend policy and long-term capital management

Long-Term Capital Management

The Board continues to be committed to Telecom maintaining ‘single A’ credit ratings from both Moody’s Investors Service and Standard & Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, and cash flow. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of net debt to EBITDA would not materially exceed 1.7 times on a long-run basis. Telecom currently has the following long-term credit ratings: Standard & Poor’s A (outlook stable) and Moody’s Investors Service A3 (outlook stable).

Ordinary Dividends for FY09 and FY10

Telecom has previously advised its intention, subject to there being no material adverse changes in circumstances or operating outlook, is to pay dividends of 24 cents per share for FY09 and FY10.

Telecom anticipates nil imputation of dividends for FY09 and FY10. For FY11, Telecom anticipates partial imputation.

However these predictions are highly sensitive to a number of factors, including the mix of earnings between New Zealand and overseas, forecast tax depreciation, foreign exchange movements and the dividend payout ratio. Telecom will provide an updated view of imputation expectations in 2010 with its update on the dividend policy for FY11.

Supplementary dividends are only declared to the extent that dividends are imputed.

In accordance with this approach, a dividend of 6.0 cents per share has been declared in respect of Q3 FY09. Nil imputation credits will be attached to this dividend and consequently no supplementary dividend has been declared.

Third Quarter Ordinary Dividends
Ordinary Shares	6.0 cents
American Depositary Shares [1]	US 17.26 cents

“Ex” dividend dates
New Zealand Exchange	25 May 2009
Australian Stock Exchange	18 May 2009
New York Stock Exchange	19 May 2009

Books closing dates
New Zealand, Australian Stock Exchanges	22 May 2009
New York Stock Exchange	21 May 2009

Payment dates
New Zealand, Australia	5 June 2009
New York	12 June 2009

[1]

Based on an exchange rate at 17 April 2009 of NZ$1.00 to US$0.5752 and a ratio of five ordinary shares per one American Depositary Share. The actual exchange rate used for conversion is determined in the week prior to payment when the Bank of New York performs the physical currency conversion.

Dividend Reinvestment Policy

The Dividend Reinvestment Plan has been retained. For the Q3 FY09 dividend there is a 3% discount to the prevailing market price applied to ordinary shares issued under the Dividend Reinvestment Plan. The last date for shareholders to elect to participate in the Dividend Reinvestment Plan for the Q3 FY09 dividend approved on 7 May 2009 is 22 May 2009.

Competition, regulation and litigation

The significant changes in Telecom’s competitive and regulatory environment since 1 January 2009 are set out below. This should be read in conjunction with the competitive and regulatory disclosures, such as operational separation and the Telecommunications Service Obligations (‘TSO’), as set out in Telecom’s 2008 Annual Report and Q1 and Q2 FY09 results, which are available online at: http://investor.telecom.co.nz

New Zealand

UCLL continued momentum during Q3 FY09 as Telecom opened further exchanges to competitors for broadband and telephone services. The main competitors participating in UCLL are Vodafone and Orcon.

Government fibre announcement

On 31 March 2009 the Government announced a draft proposal for comment relating to the Broadband Investment Initiative. The Government’s goal is to accelerate the roll-out of ultra-fast broadband to 75% of New Zealanders, concentrating in the first six years on priority broadband users such as businesses, schools and health services, plus green-field developments and certain tranches of residential areas. The Government proposes to support this with a Government investment of up to $1.5 billion alongside additional private sector investment, and open-access infrastructure.

The draft proposal indicates a Government intention to create a Crown-owned fibre investment company (‘CFIC’) which will be the vehicle for investing the Government’s $1.5 billion. The CFIC will operate contestable processes to select partner shareholders in 25 regions for Local Fibre Companies (‘LFC’s). It is intended that each LFC will operate as a fibre infrastructure carrier and will not provide retail services.

Telecom made a submission on 27 April 2009 as well as indicating a willingness to participate in the process, has taken up the Government’s request for alternative options and provided two additional options. A copy of Telecom’s submission can be seen at:

http://investor.telecom.co.nz/phoenix.zhtml?c=91956&p=irol-news&nyo=0 and the Ministry of Economic Development has published all submissions on its website at: http://www.med.govt.nz/templates/StandardSummary            40685.aspx

It is planned that there will be a report back to Cabinet at the end of May, appointment of the CFIC in mid June 2009 and tender processes released from mid August 2009.

Regulatory reform

The Government has announced a Regulatory Review Programme for 2009 and 2010. The Telecommunications Act 2001 is proposed for review within the regulatory review programme for 2009. The review is stated as likely to focus on the TSO, the Kiwi Share requirements for the ownership and corporate governance of Telecom, and the regulated services framework for recognising the application of Government policy to the way prices are set. In addition, the Cabinet Paper signals proposed reviews of the regulatory institutions in New Zealand – the Electricity Commission and the Commerce Commission.

Operational separation

Operational separation was introduced on 31 March 2008, following acceptance by the Minister of Communications of Telecom’s Separation Plan, submitted on 25 March 2008. Some of the requirements took effect from 31 March 2008, although the majority did not take effect until 1 July 2008.

Telecom’s Separation Plan incorporates a comprehensive set of Separation Undertakings which provide for a robust operational separation of Telecom into an access network unit, a wholesale unit, and retail units, acting at arms-length from each other (and, in the case of the access network unit, on a standalone basis) in relation to ‘relevant services’. The Undertakings also provide for a staged implementation of equivalence requirements on key fixed network access services, as well as a significant acceleration of Telecom’s FTTN and FNT migration plans.

The Telecommunications Act 2001 provides for variations to be made to Telecom’s Separation Plan. Telecom submitted the first formal variation request to the Minister for Communications in March 2009, relating to several Telecom Wholesale systems-related separation milestones. The proposed variation would realise wholesale customer service improvements earlier than the current milestones and is out for public consultation until 1 May 2009.

Accounting separation

On 25 March 2009 the Commission issued the final regulatory requirements for the accounting separation of Telecom. Under the requirements, Telecom must publish financial and other information about its retail, wholesale and network business activities. The first set of financial information will be released by Telecom in December 2009 for the financial year ending 30 June 2009. Information for the year ending June 2010 will include additional reporting on individual wholesale telecommunications services.

UCLL backhaul and UBA backhaul standard terms determinations

In June 2008, the Commission determined the price and non-price terms for UCLL Backhaul and UBA Backhaul services. This pricing is based on benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. The Commission has defined a pricing structure for both services based on distance bands and data transmission speeds. For UCLL backhaul the regulation of transmission links is determined by a competition test. Application of that competition test results in some transmission links between exchanges within major centres and also between towns and cities being left unregulated. The Commission has completed a review to apply the competition test to determine which links should be included in the regulated service. There were only minor changes to their previous assessment with a small number of routes being reclassified as falling within the regulated service and a small number of routes being reclassified as falling outside the service. The Commission also classified some sites which had not previously been considered. They decided 13 of the 41 new routes should not fall within the regulated service. The Commission has indicated it will start another review in early July. In the UBA backhaul context the competition test does not apply until December 2009. No application for a final pricing review, using a TSLRIC methodology, was made to the Commission.

Sub-loop related services standard terms determinations

The Commission’s Sub-loop standard terms determination process incorporates three services – sub-loop, co-location and backhaul. The Commission issued its draft standard terms determination on 5 September 2008 and held a conference in December 2008. We were awaiting a final determination in early 2009. However, on 30 January 2009 the Commission released additional consultation material on proposed changes to its previous proposals on core charges, the service description of the sub-loop backhaul service, and the space allocation rules for the sub-loop co-location service. The Commission then held a workshop on 31 March 2009 in relation to the co-location service space allocation issues. The Commission has issued a further consultation process on the benchmarked cost of capital for cabinet costs and fibre based backhaul, the benchmarked sub loop UCLL connection charges and the pricing approach for the sub loop backhaul service.

Next generation networks study

In March 2008 the Commission commenced a study under Section 9A of the Telecommunications Act into Next Generation Networks. The objective of the study is to establish an understanding of the opportunities and challenges of investment in Next Generation Networks. The Commission issued a discussion paper in December for consultation, and held a conference in February 2009. The Commission was originally intending that it would then issue a draft report, for further consultation, and ultimately a final report. However, the Commission has now altered its approach. On 7 May 2009 the Commission issued a report called “Strategic Issues and Key Themes”, which summarises the key themes that have emerged and highlights areas in which the Commission will undertake further work. The Commission intends consulting on the work programme in due course.

TSO

As set out above, the Government has stated a review of the TSO during 2009. This will likely build on work undertaken in this area under the previous government. Telecom is a participant in the Telecommunication Carriers’ Forum (‘TCF’) working party that is considering TSO issues. The TCF released its final report on 25 July 2008 as an input into the government’s review of the TSO, but further work has been suspended pending further information on the timeline and process for the new Government review.

TSO cost calculation

2003/2004

Vodafone appealed the Commission’s TSO decision on the cost of the TSO for the 2003/2004 year, but the appeal was dismissed by the High Court in December 2007. Vodafone is seeking leave to appeal the High Court’s decision. Telecom has opposed the application for leave. The Court of Appeal heard the matter on 11-12 February 2009. Judgment is pending.

2004/2005 and 2005/2006

The Commission released final determinations on the cost of the TSO for 2004/2005 and 2005/2006 in September 2008. Telecom has filed motions to appeal and judicially review the 2004/2005 and 2005/2006 determinations. Vodafone has also appealed and sought judicial review of the determinations. On 1 December 2008 the Court made orders by consent that Telecom and Vodafone’s appeals and judicial review proceedings be heard together. A five day hearing has been allocated starting 10 August 2009.

2006/2007 and 2007/2008

The Commission released draft determinations on the cost of the TSO for 2006/2007 in November 2008 and 2007/2008 in December 2008. In the draft determinations the Commission adopted the same approach to technology change and its impact on WACC as in the 2004/05 final determination referred to above.

Telecom has filed submissions in response to the draft determinations on 16 January 2009 repeating its opposition to the Commission’s approach on this issue. Telecom’s cross submissions to Vodafone’s submissions were made by 2 February 2009. Telecom awaits the Commission’s release of its final determinations, but Telecom has not received any indication as to when that will occur.

Mobile co-location standard terms determination

The Commission issued its final standard terms determination in respect of mobile co-location on 11 December 2008. Telecom is currently implementing the service delivery requirements.

National roaming

On 5 September 2008, the Minister for Communications and Information Technology wrote to the Commerce Commission asking the Commission to consider whether there were reasonable grounds to commence an investigation into whether regulation of national roaming should be extended to include price. Telecom expected that a decision would be made on this issue early in 2009. On 30 March 2009 the Commission announced that it was deferring its decision into the fourth quarter of FY09.

Trans-Tasman mobile roaming

The Telecommunications Commissioner wrote to various parties in August 2008 advising that he had been in discussions with the Australian Competition and Consumer Commission (‘ACCC’) about the possibility of a joint inquiry into trans-Tasman mobile roaming rates. The Commission has not launched a formal review but has sought preliminary information from the industry. There has been no update from the Commission during this quarter.

Mobile termination access services

In May 2008, the Telecommunications Commissioner wrote to telecommunications service providers to advise them that he was considering commencing an investigation into whether to recommend to the Government that a new regulated service be added to the Telecommunications Act regarding mobile-to-mobile and text message termination services. The Commission released an issues paper on 8 August 2008 and sought submissions by 5 September 2008. On 6 November 2008 the Commission announced that it will commence an investigation into whether mobile termination access services (incorporating mobile-to-mobile voice termination, fixed-to-mobile voice termination and short-message-service termination) should become regulated services under Schedule 1 of the Act. Access providers had until 12 January 2009 to submit undertakings under Schedule 3A of the Telecommunications Act, as an alternative to the Commission proposing a regulatory change. Telecom has submitted an undertaking. The Commission has agreed to the provision of revised undertakings in response to submissions on its draft report. The current timeline indicates that, by late December 2009, a final report will be issued. The final report will consider whether to accept undertakings in lieu of regulation and recommend its acceptance to the Minister. An undertaking must be approved by the Minister and registered to have legal effect.

Commerce Act and Fair Trading Act investigations and enquiries

The Commission has open Fair Trading Act investigations, including in respect of Telecom’s broadband marketing campaigns.

Commerce Act litigation

In March 2004, the Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that section 36 of the Commerce Act was breached, a pecuniary penalty, and costs. The hearing of the Commission’s claim took place in June-August 2008 and Telecom is waiting for a judgment.

In July 2000, the Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26 September 2007. In a judgment issued on 16 April 2008, the High Court dismissed the Commission’s proceeding, holding that Telecom’s introduction of 0867 did not breach section 36 of the Commerce Act. The Commission has appealed the judgment. Telecom has applied to support the judgment on an additional ground. The appeal was heard in March 2009. Judgment is pending.

Fair Trading Act litigation

The Commission has laid charges against Telecom for alleged breaches of the Fair Trading Act in relation to a retail broadband advertising campaign that was run from October 2006. The allegation is that Telecom engaged in conduct that was liable to mislead the public as to the characteristics of services and made false or misleading representations about the performance characteristics of the retail plan at issue. The Commission is currently considering information provided by Telecom at the Commission’s request. Pending completion of this process, Telecom remains in a position where it cannot quantify the potential impact of penalties or customer refunds should a Court ultimately find in favour of the Commission. The matter has been adjourned to 29 May 2009.

Other litigation

Sintel (in liquidation) has issued proceedings against Telecom, relating to Telecom’s audio text business in the 1990s. The matter was settled, but Sintel’s liquidators are seeking to overturn the settlement agreement with various claims against Telecom, including fraud. Sintel filed an amended statement of claim, increasing the value of the claim to NZ$61 million. Telecom attended mediation in 1 December 2008 but no settlement resulted from this process. A six week hearing has been allocated starting 29 April 2010.

Asia Pacific Telecommunications Limited (‘APT’) has also issued proceedings against Telecom in relation to its audio text business. The total claim is for approximately US$17 million plus an unquantifiable inquiry into damages based on the alleged breach of fiduciary duty. APT has requested further discovery from Telecom in connection with these causes of action. Telecom is considering its response to this request. Telecom believes it has a strong defence for the majority of the claim and these proceedings will be vigorously defended by Telecom.

On 1 May 2009, Vodafone issued legal proceedings over the launch of Telecom’s new XT mobile network. Vodafone alleged that Telecom was causing harmful interference which was affecting Vodafone’s network and sought interim injunctive relief. On 7 May 2009, Vodafone and Telecom announced that they had worked together to reach a solution to resolve the issues between them. Telecom has agreed to delay the launch of its XT network until the end of May 2009, while it extends its network filter installation programme and Vodafone has agreed to discontinue its injunction proceedings.

Australian litigation

Other litigation

Telecom was in dispute with Pacific Union Group Pty Limited in respect of the withdrawal of certain product lines from the scope of the dealer agreement between the parties. Pacific Union commenced proceedings in the Supreme Court of New South Wales, claiming breach of contract and/or repudiation of contract. The parties have settled the dispute on confidential terms. The parties are still negotiating one minor issue in connection with the settlement.

Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, and position, results of operations or profitability.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which are expected to have significant effect on the financial position or profitability of Telecom.

Future Expectations

Operational separation and Telecom’s transformation initiatives will continue to significantly impact operating revenues, operating costs and capital expenditure.

The entry of new competitors and the launch of new product offerings will result in further customer choice which may lead to downward pressure on prices and declines in traditional access and calling revenues. Telecom expects broadband revenues to grow in response to the expected overall growth in the broadband market.

The FTTN programme is ahead of schedule, delivering average attainable speeds of 13 mb/s to customers on the new cabinets, and the fixed network transformation is expected to see the first customers on the new voice over IP technology by the end of the year.

The New Zealand regulatory environment is still evolving and Telecom is in ongoing discussions with the Government on developments regarding regulated services.

Telecom’s new XT W-CDMA mobile network build is now complete, and we remain on schedule to launch New Zealand’s largest and fastest mobile network by the end of May 2009.

Telecom currently expects the following outcomes for the year ending 30 June 2009:

•	Adjusted Group EBITDA expected to decline by 5 to 8%;

Included within this range:

•	AAPT EBITDA A$60 million to A$80 million (excluding Gen-i Australia);

•	Southern Cross dividends NZ$79 million;

•	Group depreciation and amortisation of approximately NZ$900 million to $950 million;

•	Effective tax rate on adjusted profit before tax of approximately 28%;

•	Adjusted Group net earnings after tax of NZ$460 million to NZ$500 million; and

•	Group capital expenditure of around NZ$1.3 billion.

Telecom currently expects the following outcomes for the year ending 30 June 2010:

•	Adjusted EBITDA to change by -1% to +2%, subject to potential economic risks;

•	Group capital expenditure of NZ$1.1 billion to NZ$1.2 billion; and

•	Group depreciation and amortisation likely to exceed NZ$1 billion.

Forward-looking statements

This Management Commentary includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this Management Commentary. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed herein and in the Q3 FY09 investor presentation, the Q3 media release and in the risk factors and forward-looking statement disclaimer in Telecom’s annual report on Form 20-F for the year ended 30 June 2008 filed with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP financial measures

Telecom results are reported under International Financial Reporting Standards (IFRS). This Management Commentary includes non-GAAP financial measures which are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:

1.	Earnings before interest, tax, depreciation and amortisation (‘EBITDA’). Telecom calculates EBITDA by adding back depreciation, amortisation, finance expense, share of associates’ losses and taxation expense to net earnings/(loss) from continuing operations less finance income; and

2.	Average Revenue per User (‘ARPU’). Telecom calculates ARPU as mobile voice and data revenue for the period divided by the average number of customers for the period. This is then divided by the number of months in the period to express the result as a monthly figure.

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of the Group, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

Glossary

The following terms included in this management commentary have the following meanings:

‘ACCC’	means Australian Competition and Consumer Commission.

‘ADSL’	means Asymmetric Digital Subscriber Line, a technology for delivering a high bit rate data link to customers over ordinary copper wire.

‘ATM’	means Asynchronous Transmission Mode, a data transport technology suite that uses fixed length cells to transfer the data.

‘CDMA’	means Code Division Multiple Access, a technology used in digital mobile networks.

‘CFIC’	Crown-owned Investment Company

‘EBITDA’	Earnings before interest, tax, depreciation and amortisation

‘LFC’	Local Fibre Companies

‘DSL’	means Digital Subscriber Line, a family of communications technologies allowing high-speed data over existing copper-based telephony plant in the local loop.

‘FNT’	means fixed network transformation.

‘FTE’	means full time equivalent employees.

‘FTTN’	means Fibre to the node

‘ICT’	means Information and Communication Technologies.

‘ISDN’	means the Integrated Services Digital Network, a switched digital transmission network that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

‘Kiwi Share’	means the one preference share held by the New Zealand Government in Telecom.

‘NGT’	means Telecom’s Next Generation Telecom business model.

‘NM’	Not meaningful

‘NGN’	means Next Generation Networks.

‘NPAT’	Net profit after tax

‘PSTN’	means the Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunication between telephone devices.

‘Southern Cross’	means Southern Cross Cables Group which consists of two sister companies Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited.

‘SME’	Small Medium Enterprises.

‘TSLRIC’	means the Total Service Long Run Incremental Cost methodology for determining the cost of a service.

‘TCF’	means the Telecommunication Carriers’ Forum.

‘TSO’	means the Telecommunications Service Obligation recorded in the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001.

‘UBA’	means unbundled bitstream access.

‘UCLL’	means unbundled copper local loop.

‘VoIP’	means Voice over Internet Protocol, a term used in IP telephony for managing the delivery of voice information using the IP.

‘W-CDMA’	means wide band code division multiple access.

Appendix 1 – Supplemental information

The following supplemental information gives additional information on the Group’s operations after the elimination of the new internal trades. This supplemental information will be given for the remainder of FY09. For FY10 we plan to consult with a selection of users of this information to determine the appropriate level of disclosure for future periods. This analysis is split between New Zealand operations and Australian operations:

New Zealand operations:

	Q1 FY08		Q2 FY08		Q3 FY08		Q4 FY08		FY08		Q1 FY09		Q2 FY09		Q3 FY09
Summarised income statement:
Revenue:	$	m	$	m	$	m	$	m	$	m	$	m	$	m	$	m
Local service		260		260		257		256		1,033		257		251		251
Calling		225		218		221		218		882		221		235		218
Interconnection		35		35		33		34		137		34		32		34
Mobile		199		201		196		188		784		187		188		180
Data		106		110		104		110		430		106		108		108
Broadband and internet		80		86		87		93		346		92		94		95
IT services		96		102		102		139		439		113		122		108
Other operating revenue		25		23		26		29		103		29		19		22
Internal revenue		17		17		17		20		71		17		20		24

		1,043		1,052		1,043		1,087		4,225		1,056		1,069		1,040

Operating expenses
Labour		138		149		138		150		575		154		156		141
Intercarrier costs		115		109		120		113		457		121		142		137
Total direct costs		69		67		68		78		282		75		79		75
Mobile acquisitions, upgrades & dealer commissions		69		73		65		72		279		66		67		45
Other operating expenses		189		199		180		205		773		200		200		181
Internal expenses		6		5		6		6		23		5		8		8

		586		602		577		624		2,389		621		652		587

Adjusted EBITDA		457		450		466		463		1,836		435		417		453

Local service revenue:
Access - $m		227		229		227		227		910		227		221		221
Local calls - $m		15		14		13		12		54		13		12		11
Local loop unbundling - $m		—		—		—		1		1		1		2		3
Local calls, Smartphone, messaging and call track - $m		18		17		17		16		68		16		16		16

		260		260		257		256		1,033		257		251		251

Local call minutes (m)		409		413		328		364		1,514		358		329		313
Number of unbundled exchanges at period end		1		4		12		25		25		42		46		49

Access lines: (000)s
Retail access lines		1,413		1,382		1,365		1,335		1,335		1,301		1,279		1,261
Gen-i access lines		100		100		99		99		99		100		98		94
Wholesale access lines		192		219		239		262		262		279		294		308
UCLL		—		—		—		3		3		14		26		30
Other [1]		134		126		125		123		123		111		118		120

Total Chorus billed lines [1]		1,839		1,827		1,828		1,822		1,822		1,805		1,815		1,813

[1] Includes internal lines
Centrex Lines: (000)s		63		63		63		65		65		66		62		62

Appendix 1 – Supplemental information

New Zealand operations:

	Q1 FY08	Q2 FY08	Q3 FY08	Q4 FY08	FY08	Q1 FY09	Q2 FY09	Q3 FY09
Calling revenue:
National - $m	124	123	118	112	477	112	108	103
International - $m	89	86	90	92	357	98	115	103
Other - $m	12	9	13	14	48	11	12	12

	225	218	221	218	882	221	235	218

Analysis of national calls:
National calling revenue comprised
National - $m	36	37	36	34	143	34	32	32
Cellular - $m	66	64	62	58	250	57	56	52
National 0800 - $m	22	22	20	20	84	21	20	19

	124	123	118	112	477	112	108	103

National calling minutes comprised
National (m)	401	411	387	389	1,588	386	390	379
Cellular (m)	201	198	190	190	779	183	186	174
National 0800 (m)	162	165	164	164	655	161	169	171

	764	774	741	743	3,022	730	745	724

National calling - average revenue per minute
National (cents)	9.0	9.0	9.3	8.7	9.0	8.8	8.2	8.4
Cellular (cents)	32.8	32.3	32.6	30.5	32.1	31.1	30.1	29.9
National 0800 (cents)	13.6	13.3	12.2	12.2	12.8	13.0	11.8	11.1

	55.4	54.6	54.1	51.4	53.9	52.9	50.1	49.4

Analysis of international calls:
International calling revenue comprised:
International outward - $m	29	28	27	26	110	25	26	26
International inward - $m	6	12	7	9	34	12	11	11
International transits - $m	54	46	56	57	213	61	78	66

	89	86	90	92	357	98	115	103

International calling minutes comprised:
International outward (m)	167	164	176	174	681	168	176	160
International inward (m)	185	157	133	156	631	146	142	100
International transits (m)	850	850	884	970	3554	999	820	768

	1202	1171	1193	1300	4866	1313	1138	1028

International calling - average revenue per minute:
International outward (cents)	17.4	17.1	15.3	14.9	16.2	14.9	14.8	16.3
International inward (cents)	3.2	7.6	5.3	5.8	5.4	8.2	7.7	11

Analysis of international transits:
International transit revenue - $m	54	46	56	57	213	61	78	66
Intercarrier costs - $m	45	35	47	48	175	56	61	44

Net margin - $m	9	11	9	9	38	5	17	22

Average margin per minute (cents)	1.1	1.3	1.0	0.9	1.1	0.5	2.1	2.9

Appendix 1 – Supplemental information

New Zealand operations:

	Q1 FY08	Q2 FY08	Q3 FY08	Q4 FY08	FY08	Q1 FY09	Q2 FY09	Q3 FY09
Interconnection revenue:
PSTN interconnection - $m	16	17	15	16	64	16	14	17
Cellular interconnection - $m	19	18	18	18	73	18	18	17

	35	35	33	34	137	34	32	34

Mobile revenue:
Voice revenue - $m	126	127	122	118	493	115	115	111
Data revenue - $m	57	57	58	56	228	58	58	57
Other mobile revenue - $m	16	17	16	14	63	14	15	12

	199	201	196	188	784	187	188	180

Mobile call minutes (m)	349	361	347	348	1,405	357	387	375

Average revenue per user (‘ARPU’) for New Zealand Operations
Total mobile revenue - $m	199	201	196	188	784	187	188	180
Less other mobile revenue - $m	16	17	16	14	63	14	15	12

New Zealand mobile voice and data revenue - $m	183	184	180	174	721	173	173	168

Average mobile customers in New Zealand (000’s)	2,001	2,070	2,136	2,166	2,077	2,183	2,227	2,257
NZ ARPU - $ per month	30.90	29.63	28.10	26.78	28.93	26.42	26.32	24.93

Analysis of NZ ARPU
Postpaid - $ per month	60.80	60.10	57.60	55.80	58.58	54.80	54.10	51.52
Prepaid - $ per month	10.40	10.00	9.50	8.80	9.68	8.70	8.90	8.58
Combined ARPU - $ per month	30.90	30.00	28.20	26.80	28.98	26.40	26.30	24.93

Voice - $ per month	21.30	20.80	19.10	18.20	19.85	17.60	17.40	16.49
Data - $ per month	9.70	9.30	9.10	8.70	9.20	8.80	8.90	8.44

NZ ARPU including interconnection - $ per month	39.20	37.90	35.90	33.90	36.73	33.80	33.50	33.62

Number of mobile customers at period end (000)s
Postpaid	810	825	825	832	832	843	854	858
Prepaid	1,206	1,281	1,321	1,334	1,334	1,336	1,397	1,381
Internal postpaid	9	9	10	10	10	11	12	13

Total mobile customers	2,025	2,115	2,156	2,176	2,176	2,190	2,263	2,252

Appendix 1 – Supplemental information

New Zealand operations:

	Q1 FY08	Q2 FY08	Q3 FY08	Q4 FY08	FY08	Q1 FY09	Q2 FY09	Q3 FY09
Data revenue:
Managed IP data services
Lanlink - $m	15	15	13	13	56	12	11	10
One Office and high speed data - $m	30	35	33	37	135	37	44	44
Other IP data services - $m	1	1	1	2	5	—	1	1
Traditional data services:
Frame relay - $m	5	3	4	3	15	3	3	2
Digital data services -$m	10	9	10	9	38	10	6	8
ISDN - $m	27	25	26	30	108	28	26	24
Leased data services - $m	12	16	11	11	50	11	11	11
IP Net / Netgate - $m	2	1	2	1	6	1	1	1
Miscellaneous data - $m	4	5	4	4	17	4	5	5

	106	110	104	110	430	106	108	106

Broadband and internet revenue:
Broadband - $m	67	74	77	83	301	85	84	85
Broadband - value added services - $m	2	2	3	2	9	2	2	2
Dial-up / internet - $m	11	10	7	8	36	5	8	8

	80	86	87	93	346	92	94	95

Broadband connections (000)s
Retail	436	444	462	488	488	489	500	519
Gen-i	19	19	20	20	20	20	19	19
Other Wholesale	188	211	232	251	251	266	267	277

	643	674	714	759	759	775	786	815

Dial-up connections (000)s	222	211	199	163	163	161	151	141

IT services revenue:
Procurement - $m	41	46	46	69	202	50	57	36
Software solutions - $m	3	5	3	6	17	4	4	3
IT solutions - $m	42	44	45	53	184	49	48	57
Network delivered services - $m	7	5	4	7	23	6	7	7
Other IT service revenue - $m	3	2	4	4	13	4	6	5

	96	102	102	139	439	113	122	108

Appendix 1 – Supplemental information

Australian operations (AAPT and Gen-i Australia): (in Australian $)

	Q1 FY08	Q2 FY08	Q3 FY08	Q4 FY08	FY08	Q1 FY09	Q2 FY09	Q3 FY09
	A$m	A$m	A$m	A$m	A$m	A$m	A$m	A$m
Summarised income statement:
Revenue:
Local service	5	6	6	7	25	7	8	5
Calling	92	94	88	80	354	77	73	76
Interconnection	9	8	9	9	35	10	10	9
Mobile revenue	18	11	10	10	42	10	9	9
Data	48	46	43	42	179	42	49	46
Broadband and Internet	44	43	43	43	173	42	44	43
Resale	83	83	78	76	320	73	69	65
Other operating revenue	18	17	26	31	92	24	24	18
Internal revenue	4	3	3	5	15	4	4	5
Other gains	—	—	—	—	7	—	—	—

	321	311	306	303	1241	289	290	276
Operating expenses
Labour	51	54	55	52	212	57	50	48
Intercarrier costs	177	176	168	158	679	157	136	165
Other operating expenses	55	52	49	53	209	48	68	25
Internal expenses	15	15	15	14	59	13	16	17

	298	297	287	277	1159	275	270	255

Adjusted EBITDA	23	14	19	26	82	14	20	21

Appendix 1 – Supplemental information

Australian operations (AAPT and Gen-i Australia): (in Australian $)

Local service revenue:	Q1 FY08	Q2 FY08	Q3 FY08	Q4 FY08	FY08	Q1 FY09	Q2 FY09	Q3 FY09
Access - A$m	1	4	3	2	10	2	3	2
Local calls - A$m	4	1	3	5	13	5	4	3
Local calls, Smartphone, messaging and call track - A$m	—	1	—	—	1	—	1	—

	5	6	6	7	25	7	8	5

Call minutes (m)	143	127	121	130	521	121	115	104

Calling revenue:
National - A$m	75	76	72	64	287	64	58	58
International - A$m	17	18	16	16	67	13	15	18

	92	94	88	80	354	77	73	76

Consumer fixed line customer numbers (000)s:	361	347	337	309	309	302	283	263

Mobile revenue:
Voice revenue - A$m	17	8	9	8	42	8	8	8
Data revenue - A$m	—	—	—	—	—	—	—	—
Other mobile revenue - A$m	1	3	1	2	7	2	1	1

	18	11	10	10	49	10	9	9

Data revenue:
Managed IP data services
Lanlink - A$m	9	9	8	6	32	6	10	9
Traditional data services:
Digital data services - A$m	2	22	24	23	71	24	25	25
Leased data services - A$m	37	14	11	12	74	12	14	12
IP Net / Netgate - A$m	—	1	—	1	2	—	—	—

	48	46	43	42	179	42	49	46

Broadband and internet revenue:
Broadband - A$m	43	35	38	35	151	34	36	35
Broadband - value added services - A$m	1	—	1	1	3	1	—	1
Dial-up / internet - A$m	—	8	4	7	19	7	8	7

	44	43	43	43	173	42	44	43

Consumer broadband connections (000)s:	177	177	166	157	157	151	142	134

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Income Statement

For the nine months ended 31 March 2009

		Three months ended		Nine months ended		Year ended
		31 March		31 March		30 June
		2009	2008	2009	2008	2008
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
(Dollars in millions, except per share amounts)	notes	NZ$m	NZ$m	NZ$m	NZ$m	NZ$m
Operating revenues and other gains
Local service		259	264	786	796	1,061
Calling	2	312	320	953	977	1,291
Interconnection		45	43	136	133	178
Mobile		191	207	590	633	833
Data		163	155	489	478	638
Broadband and internet		149	137	439	403	547
IT services		108	102	344	300	439
Resale		81	88	254	279	370
Other operating revenue	2	91	71	245	208	309
Other gains	3	—	—	—	7	7

		1,399	1,387	4,236	4,214	5,673

Operating expenses
Labour		(214)	(216)	(682)	(653)	(886)
Intercarrier costs	4	(315)	(314)	(953)	(943)	(1,243)
Asset impairments	10	—	—	(101)	—	—
Other operating expenses	4	(392)	(388)	(1,239)	(1,214)	(1,653)

Earnings before interest, taxation, depreciation and amortisation		478	469	1,261	1,404	1,891

Depreciation		(164)	(145)	(487)	(416)	(574)
Amortisation		(57)	(45)	(169)	(135)	(187)

Earnings before interest and taxation		257	279	605	853	1,130

Finance income		3	16	39	79	119
Finance expense		(56)	(61)	(188)	(186)	(271)
Share of associates’ losses		—	(1)	—	(2)	(3)

Earnings before income tax		204	233	456	744	975

Income tax expense		(45)	(93)	(134)	(207)	(262)

Net earnings for the period		159	140	322	537	713

Net earnings attributable to equity holders of the Company		158	139	320	535	710
Net earnings attributable to minority interests		1	1	2	2	3

		159	140	322	537	713

Basic net earnings per share (in cents)		9 ¢	8 ¢	17 ¢	28 ¢	38 ¢
Diluted net earnings per share (in cents)		9 ¢	8 ¢	17 ¢	28 ¢	38 ¢

Weighted average number of ordinary shares outstanding (in millions)		1,841	1,826	1,832	1,885	1,871

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Changes in Equity

For the nine months ended 31 March 2009

		Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	notes	2009 Unaudited NZ$m	2008 Unaudited NZ$m	2008 Audited NZ$m
Equity at the beginning of the period		2,736	3,604	3,604
Translation of foreign operations		19	62	103
Hedge of net investment		5	(32)	(70)
Revaluation of listed investments		4	9	(11)
Cash flow hedges		11	85	51

Total income recognised directly in equity		39	124	73
Net earnings for the period		322	537	713

Total recognised income and expenses		361	661	786

Dividends		(387)	(619)	(762)
Tax credit on supplementary dividends		19	68	85
Shares issued in lieu of dividends	5	47	172	195
Share cancellation	5	—	(43)	(65)
Issuances of shares under employee share schemes		6	6	6
Capital reduction	5	—	(1,113)	(1,113)

Equity at the end of the period		2,782	2,736	2,736

Total recognised income and expenses for the year is attributable to:
Equity holders of the Company		359	659	783
Minority interests		2	2	3

		361	661	786

Equity consists of:
Contributed capital		1,351	1,297	1,297
Revaluation reserve		4	20	—
Foreign currency translation reserve		(9)	(36)	(33)
Hedge reserve		18	41	7
Deferred compensation		10	10	11
Retained earnings		1,402	1,398	1,447

Total equity attributable to equity holders of the Company		2,776	2,730	2,729
Minority interests		6	6	7

Total equity		2,782	2,736	2,736

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Balance Sheet

As at 31 March 2009

	31 March		30 June
(Dollars in millions)	2009 Unaudited NZ$m	2008 Unaudited NZ$m	2008 Audited NZ$m
ASSETS
Current assets:
Cash	303	453	779
Short-term investments	—	538	—
Short-term derivative assets	39	10	15
Receivables and prepayments	817	933	912
Taxation recoverable	16	69	93
Inventories	66	88	57

Total current assets	1,241	2,091	1,856

Non-current assets:
Long-term investments	526	530	527
Long-term derivative assets	157	59	48
Intangibles	880	964	990
Property, plant and equipment	4,242	3,770	3,984

Total non-current assets	5,805	5,323	5,549

Total assets	7,046	7,414	7,405

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	986	951	1,086
Short-term derivative liabilities	23	252	214
Short-term provisions	28	25	22
Debt due within one year	389	1,132	958

Total current liabilities	1,426	2,360	2,280

Non-current liabilities:
Deferred tax liability	153	167	170
Long-term derivative liabilities	258	337	367
Long-term provisions	23	13	22
Long-term debt	2,404	1,801	1,830

Total non-current liabilities	2,838	2,318	2,389

Total liabilities	4,264	4,678	4,669

Equity:
Share capital	1,351	1,297	1,297
Reserves	23	35	(15)
Retained earnings	1,402	1,398	1,447

Total equity attributable to equity holders of the Company	2,776	2,730	2,729
Minority interest	6	6	7

Total equity	2,782	2,736	2,736

Total liabilities and equity	7,046	7,414	7,405

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Cash Flow Statement

For the nine months ended 31 March 2009

		Nine months ended		Year ended
		31 March		30 June
		2009	2008	2008
		Unaudited	Unaudited	Audited
(Dollars in millions)	note	NZ$m	NZ$m	NZ$m
Cash flows from operating activities
Cash received from customers		4,228	4,109	5,583
Interest income		47	93	112
Payments to suppliers and employees		(2,952)	(2,848)	(3,739)
Income tax paid		(39)	(108)	(111)
Interest paid on debt		(163)	(148)	(249)
Dividend income		80	55	89

Net cash flow from operating activities	6	1,201	1,153	1,685

Cash flows from investing activities
Sale of property, plant and equipment		1	1	3
Sale/(purchase) of short-term investments, net		—	(469)	70
Sale of customer base [1]		—	7	7
Purchase of subsidiary companies, net of cash acquired		(5)	(4)	(4)
Refund on investments		2	—	—
Purchase of long-term investments		—	—	(9)
Purchase of property, plant and equipment and intangibles		(945)	(617)	(945)
Capitalised interest paid		(12)	(9)	(12)

Net cash flow from investing activities		(959)	(1,091)	(890)

Cash flows from financing activities
Proceeds from long-term debt		400	—	—
Capital repurchased		—	(1,155)	(1,178)
Repayment of long-term debt and related derivatives		(700)	(232)	(297)
Settlement of derivatives		(108)	14	(53)
Proceeds from/(repayment of) short-term debt, net		(64)	239	57
Dividends paid		(341)	(445)	(565)

Net cash flow from financing activities		(813)	(1,579)	(2,036)

Net cash flow		(571)	(1,517)	(1,241)
Opening cash position		779	1,969	1,969
Foreign exchange movement		95	1	51

Closing cash position		303	453	779

[1]

The $7 million proceeds from the sale of a customer base was previously reported within cash received from customers in the nine months ended 31 March 2008, but has been restated to present it separately in cash flows from investing activities.

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (“the Company”) together with its subsidiaries and associates (“Telecom”) have been prepared in accordance with the New Zealand Equivalent to International Accounting Standard No. 34: “Interim Financial Reporting”, issued by the New Zealand Institute of Chartered Accountants. These financial statements also comply with International Accounting Standard IAS 34, Interim Financial Reporting.

Except for the adoption of NZ IFRS 8 ‘Operating Segments’ (‘IFRS 8’) and NZ IFRIC 13 ‘Customer Loyalty Programmes (‘IFRIC 13’), as described below, these condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (‘Telecom’) have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with, the financial statements and related notes included in Telecom’s annual report for the year ended 30 June 2008. Certain comparative information has been reclassified to conform with the current period’s presentation.

Telecom has adopted IFRS 8 with effect from 1 July 2008. IFRS 8 introduces a management reporting approach to identifying and measuring the results of reportable operating segments. The early adoption of IFRS 8 aligns reporting with Telecom’s business units established under Telecom’s operational separation requirements. The segments comprise Chorus; Retail; Wholesale & International; Gen-i; AAPT; and Technology and Shared Services (‘T&SS’).

The results by segment incorporate internal revenue and expenses. Only certain products are recorded as internal revenue and expenses and these exclude charges such as the recovery of corporate overheads and the recovery of T&SS costs incurred on behalf of other segments. These costs remain within Corporate and T&SS respectively. All internal transactions are eliminated on consolidation.

Telecom’s segmental disclosures are presented in note 8 and the comparative disclosures have been restated.

Telecom has adopted IFRIC 13 from 1 July 2008. IFRIC 13 addresses how companies that grant their customers loyalty award credits (sometimes referred to as ‘points’) when buying goods or services should account for their obligation to provide free or discounted goods or services if and when the customer redeems the points. No significant impact on Telecom’s financial statements arose from the adoption of IFRIC 13.

The financial statements are expressed in New Zealand dollars which is the Company’s functional currency. References in these financial statements to ‘$’ or ‘NZ$’ are to New Zealand dollars. All financial information has been rounded to the nearest million, unless otherwise stated.

These condensed financial statements are unaudited.

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
Notes to the Condensed Financial Statements (continued)

NOTE 2 REVENUE

	Three months ended 31 March		Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	2009 Unaudited NZ$m	2008 Unaudited NZ$m	2009 Unaudited NZ$m	2008 Unaudited NZ$m	2008 Audited NZ$m
Calling
National	176	199	546	620	811
International	126	108	373	323	432
Other	10	13	34	34	48

	312	320	953	977	1,291

Other operating revenue
Dividends	40	11	81	55	89
Equipment	4	10	33	29	45
Miscellaneous other	47	50	131	124	175

	91	71	245	208	309

NOTE 3 OTHER GAINS

	Three months ended 31 March		Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	2009 Unaudited NZ$m	2008 Unaudited NZ$m	2009 Unaudited NZ$m	2008 Unaudited NZ$m	2008 Audited NZ$m
Other gains
Gain on sale of Australian mobile base	—	—	—	7	7

	—	—	—	7	7

Gain on sale of Australian mobile customer base

In July 2007, Telecom sold its Australian mobile customer base resulting in a gain of $7 million. In the results for the nine months ended 31 March 2008 this gain was included in mobile revenue, but it has now been reclassified as a gain.

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
Notes to the Condensed Financial Statements (continued)

NOTE 4 OTHER OPERATING EXPENSES

	Three months ended 31 March		Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	2009 Unaudited NZ$m	2008 Unaudited[1] NZ$m	2009 Unaudited NZ$m	2008 Unaudited NZ$m	2008 Audited NZ$m
Provisioning	10	10	32	33	42
Network support	19	22	59	65	88
Maintenance and other total	63	53	194	163	222
Mobile acquisitions, upgrades and dealer commissions	46	66	181	210	280
Procurement and IT services	65	62	208	176	264
Broadband, internet and other[1]	13	12	38	47	67
Computer costs	48	51	149	154	197
Advertising, promotions and communications	15	19	65	66	90
Accommodation costs	34	30	102	91	127
Outsourcing	12	11	34	41	52
Travel	4	7	17	19	25
Bad debts	8	8	22	22	29
Other expenses	55	37	138	127	170

	392	388	1,239	1,214	1,653

[1]	The results for the three months ended 31 March 2008 include the impact of a $12 million reclassification between intercarrier costs and other operating expenses relating to prior quarters of FY08.

NOTE 5 DIVIDENDS AND EQUITY

Shares Issued in Lieu of Dividends

In respect of the nine months ended 31 March 2009, 9,831,649 shares with a total value of $47 million were issued in lieu of a cash dividend (nine months ended 31 March 2008: 42,424,250 shares with a total value of $172 million; year ended 30 June 2008: 48,176,233 shares with a total value of $195 million). No shares were purchased and cancelled to negate the impact of the dividend reinvestment plan in the nine months ended 31 March 2009 (nine months ended 31 March 2008: 10,313,771 shares cancelled with a market value of $43 million; year ended 30 June 2008 16,065,971 shares cancelled with a market value of $65 million).

Dividends paid

On 12 February 2009, the Board of Directors approved the payment of a second quarter dividend of $110 million, representing 6.0 cents per share. No imputation credits were attached to the dividend. No supplementary dividend was declared.

On 7 August 2008, the Board of Directors approved the payment of a fourth quarter dividend for the financial year ended 30 June 2008 of $146 million, representing 8.0 cents per share. In addition, a supplementary dividend totalling approximately $19 million was paid to shareholders who were not resident in New Zealand. In accordance with the Income Tax Act 2007, Telecom received a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
Notes to the Condensed Financial Statements (continued)

NOTE 5 DIVIDENDS AND EQUITY (continued)

Declaration of Dividend

On 7 May 2009, the Board of Directors approved the payment of a third quarter dividend of $110 million, representing 6 cents per share. No imputation credits will be attached to the dividend. No supplementary dividend has been declared.

Capital reduction

In the nine months ended 31 March 2008 Telecom undertook a capital reduction. Payments to shareholders of $1,113 million were made in respect of the 228,050,091 cancelled shares.

NOTE 6 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Nine months ended		Year ended
	31 March		30 June
	2009	2008	2008
	Unaudited	Unaudited	Audited
(Dollars in millions)	NZ$m	NZ$m	NZ$m
Net earnings for the period	322	537	713
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	656	551	761
Bad and doubtful accounts	24	26	34
Increase/(decrease) deferred income tax	(23)	90	83
Share of associates’ (profits)/losses	—	4	3
Asset impairment	101	—	—
Other	11	(7)	(3)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease/(increase) in accounts receivable and related items	61	5	43
Decrease/(increase) in inventories	(10)	(16)	14
Decrease in tax recoverable	119	9	68
Decrease in accounts payable and related items	(60)	(46)	(31)

Net cash flows from operating activities	1,201	1,153	1,685

NOTE 7 CONTINGENCIES

New Zealand

Commerce Act and Fair Trading Act Investigations and Enquiries

The Commerce Commission (‘the Commission’) has open Fair Trading Act investigations, which include Telecom’s broadband marketing campaigns.

Commerce Act Litigation

In March 2004, the Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that section 36 of the Commerce Act was breached, a pecuniary penalty, and costs. The hearing of the Commission’s claim took place in June-August 2008 and Telecom is waiting for a judgment.

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TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
Notes to the Condensed Financial Statements (continued)

NOTE 7 CONTINGENCIES (continued)

In July 2000, the Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26 September 2007. In a judgment issued on 16 April 2008, the High Court dismissed the Commission’s proceeding, holding that Telecom’s introduction of 0867 did not breach section 36 of the Commerce Act. The Commission has appealed the judgment. Telecom has applied to support the judgment on an additional ground. The appeal was heard in March 2009. Judgement is pending.

Fair Trading Act Litigation

The Commission has laid charges against Telecom for alleged breaches of the Fair Trading Act in relation to a retail broadband advertising campaign that was run from October 2006. The allegation is that Telecom engaged in conduct that was liable to mislead the public as to the characteristics of services and made false or misleading representations about the performance characteristics of the retail plan at issue. The Commission is currently considering information provided by Telecom at the Commission’s request. Pending completion of this process, Telecom remains in a position where it cannot quantify the potential impact of penalties or customer refunds should a Court ultimately find in favour of the Commission. The matter has been adjourned to 29 May 2009.

Other litigation and investigations

Sintel (in liquidation) has issued proceedings against Telecom, relating to Telecom’s audio text business in the 1990s. The matter was settled, but Sintel’s liquidators are seeking to overturn the settlement agreement with various claims against Telecom, including fraud. Sintel filed an amended statement of claim, increasing the value of the claim to NZ$61 million. Telecom attended mediation in 1 December 2008 but no settlement resulted from this process. A six week hearing has been allocated starting 29 April 2010.

Asia Pacific Telecommunications Limited (‘APT’) has also issued proceedings against Telecom in relation to its audio text business. The total claim is for approximately US$17 million plus an unquantifiable inquiry into damages based on the alleged breach of fiduciary duty. APT has requested further discovery from Telecom in connection with these causes of action. Telecom is considering its response to this request. Telecom believes it has a strong defence for the majority of the claim and these proceedings will be vigorously defended by Telecom.

Australia

Australian litigation

Telecom was in dispute with Pacific Union Group Pty Limited in respect of the withdrawal of certain product lines from the scope of the dealer agreement between the parties. Pacific Union commenced proceedings in the Supreme Court of New South Wales, claiming breach of contract and/or repudiation of contract. Telecom has settled the dispute on confidential terms but is still negotiating one minor issue in connection with the settlement.

Effect of outstanding claims

Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which are expected to have significant effect on the financial position or profitability of Telecom.

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TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
Notes to the Condensed Financial Statements (continued)

NOTE 8 SEGMENTAL REPORTING

As described in note 1 Telecom has adopted IFRS 8, which relates to the disclosure of operating segments. Accordingly, the comparative information has been restated. Under IFRS 8 Telecom’s segments comprise of Chorus; Retail; Wholesale & International; Gen-i; AAPT; and Technology and Shared Services (‘T&SS’).

Segmental information for the nine months ended 31 March 2009

Unaudited (Dollars in millions)	Chorus NZ$m	Wholesale & International NZ$m	Retail NZ$m	Gen-i NZ$m	T&SS NZ$m	AAPT NZ$m	Total NZ$m
External revenue	23	628	1,490	1,108	19	880	4,148
Internal revenue	563	309	—	12	17	16	917

Total revenue	586	937	1,490	1,120	36	896	5,065

Segment result	413	340	568	362	(378)	60	1,365

Segmental information for the nine months ended 31 March 2008

Unaudited Restated (Dollars in millions)	Chorus NZ$m	Wholesale & International NZ$m	Retail NZ$m	Gen-i NZ$m	T&SS NZ$m	AAPT NZ$m	Total NZ$m
External revenue	15	517	1,593	1,073	17	937	4,152
Internal revenue	567	303	—	1	11	12	894

Total revenue	582	820	1,593	1,074	28	949	5,046

Segment result	442	330	622	368	(385)	64	1,441

Segmental information for the year ended 30 June 2008

Unaudited Restated (Dollars in millions)	Chorus NZ$m	Wholesale & International NZ$m	Retail NZ$m	Gen-i NZ$m	T&SS NZ$m	AAPT NZ$m	Total NZ$m
External revenue	20	704	2,107	1,480	26	1,237	5,574
Internal revenue	758	409	—	11	15	18	1,211

Total revenue	778	1,113	2,107	1,491	41	1,255	6,785

Segment result	579	456	815	492	(490)	88	1,940

Depreciation and amortisation, finance income, finance expense, asset impairments and the share of associates’ profits/(losses) are not reported to the Chief Operating decision maker on a segmental basis therefore these items are excluded from the measure of segment result.

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TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
Notes to the Condensed Financial Statements (continued)

NOTE 8 SEGMENTAL REPORTING (continued)

Reconciliation from segment result to earnings before income tax

	Nine months ended 31 December		Year ended 30 June
(Dollars in millions)	2009 Unaudited NZ$m	2008 Unaudited NZ$m	2008 Unaudited NZ$m
Segment result	1,365	1,441	1,940
Corporate income and expenses	(3)	(37)	(49)
Depreciation	(487)	(416)	(574)
Amortisation	(169)	(135)	(187)
Interest income	39	79	119
Interest expense and other finance costs	(188)	(186)	(271)
Asset impairments	(101)	—	—
Share of associates’ profits/(losses)	—	(2)	(3)

Earnings before income tax	456	744	975

Geographical information

The geographical segment information presented in the 2008 annual report is unchanged from the adoption of IFRS 8.

NOTE 9 LONG-TERM DEBT

In the nine months ended 31 March 2009 Telecom raised NZ$142 million through issuing Telebonds with maturities of 3 years, 5 years and 7 years with a weighted average fixed interest rate of 8.5%. In August 2008 Telecom issued a 4 year CHF200 million bond (NZ$258 million) under the US$2 billion Euro Medium Term Note Programme. The bond has an effective hedged fixed interest rate of 8.9%.

In the nine months ended 31 March 2009 Telecom repaid NZ$690 million (GBP200 million) on its Euro Medium Term Note Programme, which had an effective hedged interest rate of 9.5%. Telecom also repaid NZ$10 million in Telebonds during the nine months ended 31 March 2009, which had an interest rate of 7.2%.

NOTE 10 ASSET IMPAIRMENTS

	Three months ended 31 March		Nine months ended 31 March		Year ended 30 June
(Dollars in millions)	2009 Unaudited NZ$m	2008 Unaudited NZ$m	2009 Unaudited NZ$m	2008 Unaudited NZ$m	2008 Unaudited NZ$m
Impairment of Australian Operations	—	—	68	—	—
Impairment on existing mobile network equipment	—	—	33	—	—

	—	—	101	—	—

Australian Operations

In the nine months ended 31 March 2009 there was a non-cash impairment charge of $68 million resulting in the write-off of the carrying value of the goodwill held following the acquisition of PowerTel. In previous periods the recoverable amount of the Group’s Australian Operations had been determined to exceed carrying value based on forecasts at those times. Management’s current assessment of forecast earnings and cash flows concluded that the recoverable amount had declined as a result of changes in forecasts and that the carrying value was therefore no longer supported. The decline in forecasts was the result of lower earnings expectations for the current financial year and lower growth rates for future years arising from economic and competitive conditions.

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TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
Notes to the Condensed Financial Statements (continued)

NOTE 10 ASSET IMPAIRMENTS (continued)

The recoverable amount of the Australian Operations was determined based on value in use. The pre-tax discount rate applied in this assessment was 13.3%.

Mobile network equipment

In the nine months ended 31 March 2009, a non-cash impairment charge of $33 million was recognised in the T&SS segment to provide for certain mobile network telecommunications equipment following the decision to implement WCDMA 850MHz technology for Telecom’s new mobile network.

No impairment charge was recognised in the nine months ended 31 March 2008 or in the year ended 30 June 2008.

NOTE 11 SIGNIFICANT EVENTS AFTER BALANCE DATE

As described in Note 5, Telecom has declared a dividend in respect of the three months ended 31 March 2009. During April 2009, Telecom also renewed its NZ$800 million Committed Stand-by Facility for a further three years.

On 1 May 2009, Vodafone issued legal proceedings over the launch of Telecom’s new XT mobile network. Vodafone alleged that Telecom was causing harmful interference which was affecting Vodafone’s network and sought interim injunctive relief. On 7 May 2009, Vodafone and Telecom announced that they had worked together to reach a solution to resolve the issues between them. Telecom has agreed to delay the launch of its XT network until the end of May 2009, while it extends its network filter installation programme, in order to help resolve the interference issues identified as impacting Vodafone mobile customers, and Vodafone has agreed to discontinue its injunction proceedings.

No other material subsequent events have arisen since 31 March 2009.

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